FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 4.1 is the Base Indenture dated May 28, 2015 between Diana Shipping Inc. (the "Company") and Deutsche Bank Trust Company Americas, as trustee (the "Trustee").

Attached to this Report on Form 6-K as Exhibit 4.2 is the First Supplemental Indenture dated May 28, 2015 between the Company and the Trustee.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP, counsel to the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: May 28, 2015	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

Exhibit 4.1

DIANA SHIPPING INC.

INDENTURE

Dated as of May 28, 2015

________________

DEUTSCHE BANK TRUST COMPANY AMERICAS

Trustee

ARTICLE I : DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.1	Definitions
Section 1.2.	Other Definitions
Section 1.3.	Incorporation by Reference of
Trust Indenture Act
Section 1.4.	Rules of Construction

ARTICLE II. THE SECURITIES
Section 2.1.	Issuable in Series
Section 2.2.	Establishment of Terms of Series of Securities
Section 2.3.	Execution and Authentication
Section 2.4.	Registrar and Paying Agent
Section 2.5.	Paying Agent to Hold Money in Trust
Section 2.6.	Securityholder Lists
Section 2.7.	Transfer and Exchange
Section 2.8	Mutilated, Destroyed, Lost and Stolen Securities
Section 2.9	Outstanding Securities
Section 2.10	Treasury Securities
Section 2.11	Temporary Securities
Section 2.12	Cancellation
Section 2.13	Defaulted Interest
Section 2.14	Global Securities
Section 2.15	CUSIP Numbers

ARTICLE III. REDEMPTION
Section 3.1	Notice to Trustee
Section 3.2	Selection of Securities to be Redeemed
Section 3.3	Notice of Redemption
Section 3.4	Effect of Notice of Redemption
Section 3.5	Deposit of Redemption Price
Section 3.6	Securities Redeemed in Part

ARTICLE IV. COVENANTS
Section 4.1.	Payment of Principal and Interest
Section 4.2.	SEC Reports
Section 4.3.	Compliance Certificate
Section 4.4.	Stay, Extension and Usury Laws
Section 4.5.	Corporate Existence
Section 4.6.	Taxes
ARTICLE V. SUCCESSORS

Section 5.1.	When Company May Merge, Etc
Section 5.2.	Successor Corporation Substituted

ARTICLE VI. DEFAULTS AND REMEDIES
Section 6.1.	Events of Default
Section 6.2.	Acceleration of maturity; Rescission and Annulment
Section 6.3.	Collection of Indebtedness and Suits for Enforcement by Trustee
Section 6.4.	Trustee May File Proofs of Claim
Section 6.5.	Trustee May Enforce Claims Without Possession of Securities
Section 6.6.	Application of money Collected
Section 6.7.	Limitation on Suits
Section 6.8.	Unconditional Right of Holders to Receive Principal and Interest
Section 6.9.	Restoration of Rights and Remedies
Section 6.10.	Rights and Remedies Cumulative
Section 6.11.	Delay or Omission Not Waiver
Section 6.12.	Control by Holders
Section 6.13.	Waiver of Past Defaults
Section 6.14.	Undertaking for Costs

ARTICLE VII. TRUSTEE
Section 7.1.	Duties of Trustee
Section 7.2.	Rights of Trustee
Section 7.3.	Individual Rights of Trustee
Section 7.4.	Trustee's Disclaimer
Section 7.5.	Notice of Defaults
Section 7.6.	Reports by Trustee to Holders
Section 7.7.	Compensation and Indemnity
Section 7.8.	Replacement of Trustee
Section 7.9.	Successor Trustee by Merger, etc.
Section 7.10.	Eligibility; Disqualification
Section 7.11.	Preferential Collection of Claims Against Company

ARTICLE VIII. SATISFACTION AND DISCHARGE; DEFEASANCE
Section 8.1	Satisfaction and Discharge of Indenture
Section 8.2	Application of Trust Funds; Indemnification
Section 8.3	Legal Defeasance of Securities of any Series
Section 8.4	Covenant Defeasance
Section 8.5	Repayment to Company
Section 8.6	Restatement

ARTICLE IX. AMENDMENTS AND WAIVERS
Section 9.1.	Without Consent of Holders
Section 9.2.	With Consent of Holders
Section 9.3.	Limitations
Section 9.4.	Compliance with Trust Indenture Act
Section 9.5.	Revocation and Effect of Consents
Section 9.6.	Notation on or Exchange of Securities
Section 9.7.	Trustee Protected

ARTICLE X. MISCELLANEOUS
Section 10.1.	Trust Indenture Act Controls
Section 10.2.	Notices
Section 10.3.	Communication by Holders with Other Holders
Section 10.4.	Certificate and Opinion as to Conditions Precedent
Section 10.5.	Statements Required in Certificate or Opinion
Section 10.6.	Rules by Trustee and Agents
Section 10.7.	Legal Holidays
Section 10.8.	No Recourse Against Others
Section 10.9.	Counterparts
Section 10.10.	Governing Laws
Section 10.11.	No Adverse Interpretation of Other Agreements
Section 10.12.	Successors
Section 10.13.	Severability
Section 10.14.	Table of Contents, Headings, Etc
Section 10.15.	Securities in a Foreign Currency or in ECU
Section 10.16.	Judgment Currency
Section 10.17.	Waiver of Trial by Jury
Section 10.18.	PATRIOT Act

ARTICLE XI. SINKING FUNDS

Section 11.1.	Applicability of Article
Section 11.2.	Satisfaction of Sinking Fund Payments with Securities
Section 11.3.	Redemption of Securities for Sinking Fund

Reconciliation and tie between Trust Indenture Act of 1939
and Indenture, dated as of May 28, 2015

Section 310(a)(1)	7.10
	(a)(2)	7.10
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(a)(5)	7.10
	(b)	7.10
Section 311(a)	7.11
	(b)	7.11
	(c)	Not Applicable
Section 312(a)	2.6
	(b)	10.3
	(c)	10.3
Section 313(a)	7.6
	(b)(1)	7.6
	(b)(2)	7.6
	(c)(1)	7.6
	(d)	7.6
Section 314(a)	4.2, 10.5
	(b)	Not Applicable
	(c)(1)	10.4
	(c)(2)	10.4
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	10.5
	(f)	Not Applicable
Section 315(a)	7.1
	(b)	7.5
	(c)	7.1
	(d)	7.1
	(e)	6.14
Section 316(a)	2.10
	(a)(1)(A) (a)(1)(B)	6.12
	(b)	6.13
Section 317(a)(1)	6.8
	(a)(2)	6.4
	(b)	2.5
Section 318(a)	10.1
_________________
Note:  This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

Indenture dated as of May 28, 2015 between Diana Shipping Inc., a company organized under the laws of the Marshall Islands (the "Company") and Deutsche Bank Trust Company Americas, a New York banking corporation (the "Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities issued under this Indenture.

ARTICLE I.
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1.  Definitions.

"Additional Amounts" means any additional amounts which are required hereby or by any Security, under circumstances specified herein or therein, to be paid by the Company in respect of certain taxes imposed on Holders specified therein and which are owing to such Holders.

"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

"Agent" means any Registrar, Paying Agent or Service Agent.

"Authorized Newspaper" means a newspaper in an official language of the country of publication customarily published at least once a day for at least five days in each calendar week and of general circulation in the place in connection with which the term is used. If it shall be impractical in the opinion of the Trustee to make any publication of any notice required hereby in an Authorized Newspaper, any publication or other notice in lieu thereof that is made or given by the Trustee shall constitute a sufficient publication of such notice.

"Board of Directors" means the Board of Directors of the Company or any duly authorized committee thereof.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been adopted by the Board of Directors or pursuant to authorization by the Board of Directors and to be in full force and effect on the date of the certificate and delivered to the Trustee.

"Business Day" means a day (other than Saturday or Sunday) on which the Depository and banks in the City of New York, and banks in the city in which the Corporate Trust Office of the Trustee is located, is open for business.

"Certificated Securities" means Securities in the form of physical, certificated Securities in registered form.
"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Company Order" means a written order signed in the name of the Company by two Officers, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.

"Company Request" means a written request signed in the name of the Company by its Chairman of the Board, a President or a Vice President, and by its Chief Financial Officer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered.

"Debt" of any person as of any date means, without duplication, all indebtedness of such person in respect of borrowed money, including all interest, fees and expenses owed in respect thereto (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Depository" means, with respect to the Securities of any Series issuable or issued in whole or in part in the form of one or more Global Securities, the person designated as Depository for such Series by the Company, which Depository shall be a clearing agency registered under the Exchange Act; and if at any time there is more than one such person, "Depository" as used with respect to the Securities of any Series shall mean the Depository with respect to the Securities of such Series.

"Discount Security" means any Security that provides for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2.

"Dollars" means the currency of The United States of America.

"ECU" means the European Currency Unit as determined by the Commission of the European Union.

"Event of Default" see Section 6.1.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Foreign Currency" means any currency or currency unit issued by a government other than the government of The United States of America.

"Foreign Government obligations" means with respect to Securities of any Series that are denominated in a Foreign Currency, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

"Global Security" or "Global Securities" means a Security or Securities, as the case may be, in the form established pursuant to Section 2.2 evidencing all or part of a Series of Securities, issued to the Depository for such Series or its nominee, and registered in the name of such Depository or nominee.
"Holder" or "Securityholder" means a person in whose name a Security is registered.

"Indenture" means this Indenture as amended from time to time and shall include the form and terms of particular Series of Securities established as contemplated hereunder.

"Interest" with respect to any Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

"Maturity," when used with respect to any Security or installment of principal thereof, means the date on which the principal of such Security or such installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of option to elect repayment or otherwise.

"Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.

"Opinion of Counsel" means a written opinion of legal counsel to the Company who is reasonably acceptable to the Trustee. Such legal counsel may be an employee of or counsel to the Company.

"Participants" means those Persons designated as participants by the Depositary.

"Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Principal" of a Security means the principal of the Security plus, when appropriate, the premium, if any, on, and any Additional Amounts in respect of, the Security.

"Responsible Officer" means any officer of the Trustee in its Corporate Trust office having direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to  whom any corporate trust matter is referred because of his or her knowledge of and familiarity with a particular subject.

"SEC" means the Securities and Exchange Commission.

"Security" or "Securities" means the debentures, notes or other debt instruments of the Company of any Series authenticated and delivered under this Indenture.

"Series" or "Series of Securities" means each series of debentures, notes or other debt instruments of the Company created pursuant to Sections 2.1 and 2.2 hereof.

"Significant Subsidiary" means (i) any direct or indirect Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such regulation is in effect on the date hereof, or (ii) any group of direct or indirect Subsidiaries of the Company that, taken together as a group, would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such regulation is in effect on the date hereof.

"Stated Maturity" when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"Subordinated Indebtedness" means any indebtedness which is expressly subordinated to the indebtedness evidenced by Securities.
"Subsidiary" of any specified person means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) as in effect on the date of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "TIA" means, to the extent required by any such amendment, the Trust Indenture Act as so amended.

"Trustee" means the person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each person who is then a Trustee hereunder, and if at any time there is more than one such person, "Trustee" as used with respect to the Securities of any Series shall mean the Trustee with respect to Securities of that Series.

"U.S. Government Obligations" means securities which are (i) direct obligations of The United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of The United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by The United States of America, and which in the case of (i) and (ii) are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

"Vessels" means the shipping vessels owned by and registered (or to be owned by and registered) in the name of the Company or any of its Subsidiaries or operated by the Company or any of its Subsidiaries pursuant to a lease or other operating agreement constituting a capital lease obligation, in each case together with all related equipment and any additions or improvements.

"Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all of the Equity Interests of which (other than Equity Interests constituting directors' qualifying shares or shares required to be held by foreign nations, in each case to the extent mandated by applicable law) is owned by the Company or one or more Wholly Owned Restricted Subsidiaries or by the Company and one or more Wholly Owned Restricted Subsidiaries.

Section 1.2. Other Definitions.

TERM	DEFINED IN SECTION

"Bankruptcy Law"	6.1
"Custodian"	6.1
"Event of Default"	6.1
"Journal"	10.15
"Judgment Currency"	10.16
"Legal Holiday"	10.7
"mandatory sinking fund payment"	11.1
"Market Exchange Rate"	10.15
"New York Banking Day"	10.16
"optional sinking fund payment"	11.1
"Paying Agent"	2.4
"Registrar"	2.4
"Required Currency"	10.16
"Service Agent"	2.4
"successor person"	5.1

Section 1.3. Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the SEC.

"indenture securities" means the Securities.

"indenture security holder" means a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the indenture securities means the Company and any successor obligor upon the Securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein are used herein as so defined.

Section 1.4. Rules of Construction.

Unless the context otherwise requires:

(a)            a term has the meaning assigned to it;

(b)            an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c)            references to "generally accepted accounting principles" shall mean generally accepted accounting principles in effect as of the time when and for the period as to which such accounting principles are to be applied;

(d)            "or" is not exclusive;

(e)            words in the singular include the plural, and in the plural include the singular; and

(f)            provisions apply to successive events and transactions.

ARTICLE II.
THE SECURITIES

Section 2.1. Issuable in Series.

The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more Series. All Securities of a Series shall be identical except as may be set forth in a Board Resolution, a supplemental indenture or an Officers' Certificate detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution. In the case of Securities of a Series to be issued from time to time, the Board Resolution, Officers' Certificate or supplemental indenture may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined. Securities may differ between Series in respect of any matters, provided that all Series of Securities shall be equally and ratably entitled to the benefits of the Indenture.

Section 2.2. Establishment of Terms of Series of Securities.

At or prior to the issuance of any Securities within a Series, the following shall be established (as to the Series generally, in the case of Subsection 2.2.1 and either as to such Securities within the Series or as to the Series generally in the case of Subsections 2.2.2 through 2.2.20) by a Board Resolution, a supplemental indenture or an Officers' Certificate pursuant to authority granted under a Board Resolution:

2.2.1 the title, designation, aggregate principal amount and authorized denominations of the Securities of the Series;

2.2.2 the price or prices, (expressed as a percentage of the aggregate principal amount thereof) at which the Securities of the Series will be issued;

2.2.3 the date or dates on which the principal of the Securities of the Series is payable;

2.2.4 the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the Securities of the Series shall bear interest, if any, the date or dates from which such interest, if any, shall commence and be payable and any regular record date for the interest payable on any interest payment date;

2.2.5 any optional or mandatory sinking fund provisions or conversion or exchangeability provisions upon which Securities of the Series shall be redeemed or purchased;

2.2.6 the date, if any, after which and the price or prices at which the Securities of the Series may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory provisions;

2.2.7 if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;

2.2.8 if other than the full principal amount, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration pursuant to Section 6.2 or provable in bankruptcy;

2.2.9 any addition to or change in the Events of Default which applies to any Securities of the Series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.2;

2.2.10 the currency or currencies, including composite currencies, in which payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, if other than the currency of the United States of America;

2.2.11 if payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in a currency other than that in which the Securities of the Series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

2.2.12 if payments of interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in cash or additional securities, and the terms and conditions upon which the election may be made;

2.2.13 if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price of the Securities of the Series in the currency of the United States of America for purposes of determining the voting rights of Holders of the Securities of the Series;

2.2.14 if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the Securities of the Series are stated to be payable, the manner in which the amounts will be determined;

2.2.15 any restrictive covenants or other material terms relating to the Securities of the Series, which may not be inconsistent with the Indenture;

2.2.16 whether the Securities of the Series will be issued in the form of global securities or certificates in registered form;

2.2.17 any terms with respect to subordination;

2.2.18 any listing on any securities exchange or quotation system;

2.2.19 additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

2.2.20 the applicability of any guarantees.

All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Board Resolution, supplemental indenture or Officers' Certificate referred to above, and the authorized principal amount of any Series may not be increased to provide for issuance of additional Securities of such Series, unless otherwise provided in such Board Resolution, supplemental Indenture or Officers' Certificate.

Section 2.3. Execution and Authentication.

Two Officers shall sign the Securities for the Company by manual or facsimile signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall at any time, and from time to time, authenticate Securities for original issue in the principal amount provided in the Board Resolution, supplemental indenture hereto or Officers' Certificate, upon receipt by the Trustee of a Company Order. Such Company Order may authorize authentication and delivery pursuant to written instructions from the Company or its duly authorized agent or agents. Each Security shall be dated the date of its authentication unless otherwise provided by a Board Resolution, a supplemental indenture hereto or an Officers' Certificate.

The aggregate principal amount of Securities of any Series outstanding at any time may not exceed any limit upon the maximum principal amount for such Series set forth in the Board Resolution, supplemental indenture hereto or Officers' Certificate delivered pursuant to Section 2.2, except as provided in Section 2.8.

Prior to the issuance of Securities of any Series, the Trustee shall have received and (subject to Section 7.2) shall be fully protected in relying on: (a) the Board Resolution, supplemental indenture hereto or Officers' Certificate establishing the form of the Securities of that Series or of Securities within that Series and the terms of the Securities of that Series or of Securities within that Series, (b) an Officers' Certificate complying with Section 10.4, and (c) an Opinion of Counsel complying with Section 10.4.

The Trustee shall have the right to decline to authenticate and deliver any Securities of such Series: (a) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken; or (b) if the Trustee in good faith by its board of directors or trustees, executive committee or a trust committee of directors and/or vice-presidents shall determine that such action would expose the Trustee to personal liability to Holders of any then outstanding Series of Securities.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.

Section 2.4. Registrar and Paying Agent.

The Company shall maintain, with respect to each Series of Securities, at the place or places specified with respect to such Series pursuant to Section 2.2, an office or agency where Securities of such Series may be presented or surrendered for payment ("Paying Agent"), where Securities of such Series may be surrendered for registration of transfer or exchange ("Registrar") and where notices and demands to or upon the Company in respect of the Securities of such Series and this Indenture may be served ("Service Agent"). The Registrar shall keep a register with respect to each Series of Securities and to their transfer and exchange. The Company will give prompt written notice to the Trustee of the name and address, and any change in the name or address, of each Registrar, Paying Agent or Service Agent. If at any time the Company shall fail to maintain any such required Registrar, Paying Agent or Service Agent or shall fail to furnish the Trustee with the name and address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands and the Trustee shall be entitled to appropriate compensation therefor.

The Company may also from time to time designate one or more co-registrars, additional paying agents or additional service agents and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations to maintain a Registrar, Paying Agent and Service Agent in each place so specified pursuant to Section 2.2 for Securities of any Series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the name or address of any such co-registrar, additional paying agent or additional service agent. The term "Registrar" includes any co-registrar; the term "Paying Agent" includes any additional paying agent; and the term "Service Agent" includes any additional service agent.

The Company hereby appoints the Trustee the initial Registrar, Paying Agent and Service Agent for each Series unless another Registrar, Paying Agent or Service Agent, as the case may be, is appointed prior to the time Securities of that Series are first issued.

Section 2.5. Paying Agent to Hold Money in Trust.

The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust, for the benefit of Securityholders of any Series of Securities, or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Series of Securities, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Securityholders of any Series of Securities all money held by it as Paying Agent.

Section 2.6. Securityholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders of each Series of Securities and shall otherwise comply with TTA Section 312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least ten days before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders of each Series of Securities.

Section 2.7.  Transfer and Exchange.

Where Securities of a Series are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of the same Series, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfers and exchanges, the Trustee shall authenticate Securities at the Registrar's request. No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted herein), but the Company and the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to Sections 2.11, 3.6 or 9.6).

Neither the Company nor the Registrar shall be required (a) to issue, register the transfer of, or exchange Securities of any Series for the period beginning at the opening of business fifteen days immediately preceding the mailing of a notice of redemption of Securities of that Series selected for redemption and ending at the close of business on the day of such mailing, or (b) to register the transfer of or exchange Securities of any Series selected, called or being called for redemption as a whole or the portion being redeemed of any such Securities selected, called or being called for redemption in part.

Section 2.8. Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a protected purchaser, the Company shall execute and upon its request the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that Series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 2.9.  Outstanding Securities.

The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest on a Global Security effected by the Trustee in accordance with the provisions hereof and those described in this Section as not outstanding.

If a Security is replaced pursuant to Section 2.8, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a protected purchaser.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds on the Maturity of Securities of a Series money sufficient to pay such Securities payable on that date, then on and after that date such Securities of the Series cease to be outstanding and interest on them ceases to accrue.

A Security does not cease to be outstanding because the Company or an Affiliate holds the Security.

In determining whether the Holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of a Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.2.

Section 2.10. Treasury Securities.

In determining whether the Holders of the required principal amount of Securities of a Series have concurred in any request, demand, authorization, direction, notice, consent or waiver Securities of a Series owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver only Securities of a Series that the Trustee knows are so owned shall be so disregarded.

Section 2.11. Temporary Securities.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary securities upon a Company Order. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. without unreasonable delay, the Company shall prepare and the Trustee upon request shall authenticate definitive Securities of the same Series and date of maturity in exchange for temporary Securities. Until so exchanged, temporary securities shall have the same rights under this Indenture as the definitive Securities.

Section 2.12. Cancellation.

The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Securities surrendered for transfer, exchange, payment, replacement or cancellation and shall destroy such canceled Securities (subject to the record retention requirement of the Exchange Act) and, upon the written request of the Company, deliver a certificate of such destruction to the Company. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation.

Section 2.13. Defaulted Interest.

If the Company defaults in a payment of interest on a Series of Securities, it shall pay the defaulted interest, plus, to the extent permitted by law, any interest payable on the defaulted interest, to the persons who are Securityholders of the Series on a subsequent special record date. The Company shall fix the record date and payment date. At least 30 days before the record date, the Company shall mail to the Trustee and to each Securityholder of the Series a notice that states the record date, the payment date and the amount of interest to be paid. The Company may pay defaulted interest in any other lawful manner.

Section 2.14. Global Securities.

2.14.1. Terms of Securities. A Board Resolution, a supplemental indenture hereto or an officers' Certificate shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depository for such Global Security or Securities.

None of the Trustee, the Registrar, the Paying Agents or Transfer Agents shall have any responsibility or obligation to any beneficial owner of an interest in a Global Note, any Agent Member or other member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or any nominee or participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any Agent Member or other participant, member, beneficial owner or other Person (other than DTC) of any notice or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to or upon the order of the registered Holders (which shall be DTC or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through DTC, subject to its applicable rules and procedures. The Trustee, Registrar, Paying Agents and Transfer Agents may rely and shall be fully protected in relying upon information furnished by DTC with respect to its Agent Members and other members, participants and any beneficial owners.
Neither the Trustee nor the Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or Indirect Participants in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
2.14.2. Transfer and Exchange. Notwithstanding any provisions to the contrary contained in Section 2.7 of the Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.7 of the Indenture for Securities registered in the names of Holders other than the Depository for such Security or its nominee only if (i) such Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or if at any time such Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, the Company fails to appoint a successor Depository within 90 days of such event, (ii) the Company executes and delivers to the Trustee an Officers' Certificate to the effect that such Global Security shall be so exchangeable or (iii) an Event of Default with respect to the Securities represented by such Global Security shall have happened and be continuing. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as the Depository shall direct in writing in an aggregate principal amount equal to the principal amount of the Global Security with like tenor and terms.

Except as provided in this Section 2.14.2, a Global Security may not be transferred except as a whole by the Depository with respect to such Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository.

2.14.3. Legend. Any Global Security issued hereunder shall bear a legend in substantially the following form:

"This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of the Depository or a nominee of the Depository. This Security is exchangeable for Securities registered in the name of a person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and may not be transferred except as a whole by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository."

2.14.4. Acts of Holders. The Depository, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture.

2.14.5. Payments. Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.2, payment of the principal of and interest, if any, on any Global Security shall be made to the Holder thereof at their registered office.

2.14.6. Consents, Declaration and Directions. Except as provided in Section 2.14.5, the Company, the Trustee and any Agent shall treat a person as the Holder of such principal amount of outstanding Securities of such Series represented by a Global Security as shall be specified in a written statement of the Depositary with respect to such Global Security, for purposes of obtaining any consents, declarations, waivers or directions required to be given by the Holders pursuant to this Indenture.

Section 2.15.  CUSIP Numbers.

The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other elements of identification printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.  The Company shall as promptly as practicable notify the Trustee in writing of any change in the CUSIP numbers.

ARTICLE III.
REDEMPTION

Section 3.1. Notice to Trustee.

The Company may, with respect to any series of Securities, reserve the right to redeem and pay the Series of Securities or may covenant to redeem and pay the Series of Securities or any part thereof prior to the Stated Maturity thereof at such time and on such terms as provided for in such Securities. If a Series of Securities is redeemable and the Company wants or is obligated to redeem prior to the Stated Maturity thereof all or part of the Series of Securities pursuant to the terms of such Securities, it shall notify the Trustee of the redemption date and the principal amount of Series of Securities to be redeemed. The Company shall give the notice to the Trustee at least 45 days before the redemption date (or such shorter notice as may be acceptable to the Trustee).

Section 3.2.  Selection of Securities to be Redeemed.

Unless otherwise indicated for a particular Series by a Board Resolution, a supplemental indenture or an Officers' Certificate, if less than all the Securities of a Series are to be redeemed, the Trustee shall select the Securities of the Series to be redeemed accordance with the procedures of the Deponsitory. The Trustee shall make the selection from Securities of the Series outstanding not previously called for redemption. The Trustee may select for redemption portions of the principal of Securities of the Series that have denominations larger than $1,000. Securities of the Series and portions of them it selects shall be in amounts of $1,000 or whole multiples of $1,000 or, with respect to Securities of any Series issuable in other denominations pursuant to Section 2.2.7, the minimum principal denomination for each Series and integral multiples thereof. Provisions of this Indenture that apply to Securities of a Series called for redemption also apply to portions of Securities of that Series called for redemption.

Section 3.3. Notice of Redemption.

Unless otherwise indicated for a particular Series by Board Resolution, a supplemental indenture hereto or an officers' Certificate, at least 30 days but not more than 60 days before a redemption date, the Company shall mail a notice of redemption by first-class mail to each Holder whose Securities are to be redeemed.

The notice shall identify the Securities of the Series to be redeemed and shall state:

(a)            the redemption date;

(b)            the redemption price;

(c)            the name and address of the Paying Agent;

(d)            that Securities of the Series called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e)            that interest on Securities of the Series called for redemption ceases to accrue on and after the redemption date

(f)            the CUSIP numbers; and

(g)            any other information as may be required by the terms of the particular Series or the Securities of a Series being redeemed.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.4. Effect of Notice of Redemption.

Once notice of redemption is mailed or published as provided in Section 3.3, Securities of a Series called for redemption become due and payable on the redemption date and at the redemption price. A notice of redemption may not be conditional. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price plus accrued interest to the redemption date.

Section 3.5.  Deposit of Redemption Price.

On or before the redemption date, the Company shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date.

Section 3.6. Securities Redeemed in Part.

Upon surrender of a Security that is redeemed in part, and upon receipt of a Company Order, the Trustee shall authenticate for the Holder a new Security of the same Series and the same maturity equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE IV.
COVENANTS

Section 4.1.  Payment of Principal and Interest.

The Company covenants and agrees for the benefit of the Holders of each Series of Securities that it will duly and punctually pay the principal of and interest, if any, on the Securities of that Series prior to 10:00 a.m. New York time on any payment date in accordance with the terms of such Securities and this Indenture.

Section 4.2.  SEC Reports.

The Company shall deliver to the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company also shall comply with the other provisions of TIA Section 314(a).

The Trustee shall have no obligation to determine if and when the Company's financial statements or reports are publicity available and accessible electronically. Delivery of these reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of any of those will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer's Certificates).

Section 4.3.  Compliance Certificate.

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an officers certificate signed by two of the Company's officers stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge).

The Company will, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.4.  Stay, Extension and Usury Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or the Securities; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.5.  Corporate Existence.

Subject to Article V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Significant Subsidiary in accordance with the respective organizational documents of each Significant Subsidiary and the rights (charter and statutory), licenses and franchises of the Company and its Significant Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any Significant Subsidiary, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and that the loss thereof is not adverse in any material respect to the Holders.

Section 4.6.  Taxes.

The company shall, and shall cause each of its Significant Subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings.

ARTICLE V.
SUCCESSORS

Section 5.1. When Company May Merge, Etc.

The Company shall not consolidate with or merge into any other person in a transaction in which we are not the surviving entity, or convey, transfer or lease all or substantially all of its properties and assets to any person (a "successor person"), unless:

(a)            the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Marshall Islands or any U.S. domestic jurisdiction and expressly assumes pursuant to a supplemental indenture the Company's obligations on the Securities and under this Indenture and

(b)            immediately after giving effect to the transaction, no Default or Event of Default, shall have occurred and be continuing.

The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture.

Section 5.2. Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.1, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor person has been named as the Company herein; provided, however, that the predecessor company in the case of a sale, lease, conveyance or other disposition shall not be released from the obligation to pay the principal of and interest, if any, on the Securities.

ARTICLE VI
DEFAULTS AND REMEDIES

Section 6.1. Events of Default.

"Event of Default," wherever used herein with respect to securities of any Series, means any one of the following events, unless in the establishing Board Resolution, supplemental indenture or Officers' Certificate, it is provided that such Series shall not have the benefit of said Event of Default:

(a)            default in the payment of any interest on any Security of that Series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a Paying Agent prior to the expiration of such period of 30 days); or

(b)            default in the payment of the principal of any Security of that Series at its Maturity; or

(c)            default in the deposit of any sinking fund payment, when and as due in respect of any Security of that Series; or

(d)            default in the performance or breach of any covenant of the Company in this Indenture, which default continues uncured for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Securities of that Series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(e)            a default under any Debt of the Company (including a default with respect to Securities of any Series other than that Series) or any Subsidiary, whether such Debt now exists or shall hereafter be created, if (A) such default results from the failure to pay any such Debt when it becomes due and (B) such Debt is not discharged or such acceleration is not rescinded or annulled within 30 days after written notice to the Company by the holder or holders of such Debt in the manner provided for in the applicable debt instrument; provided, that if the default with respect to such Debt is remedied or cured by the Company or waived by the holders of such Debt before entry of judgment in favor of the relevant trustee, then the Event of Default under this Indenture will be deemed likewise to have been remedied, cured or waived; or

(f)            the Company pursuant to or within the meaning of any Bankruptcy Law:

(i)              commences a voluntary case,

(ii)                consents to the entry of an order for relief against it in an involuntary case,

(iii)                consents to the appointment of a Custodian of it or for all or substantially all of its property,

(iv)                makes a general assignment for the benefit of its creditors, or

(v)              generally is unable to pay its debts as the same become due; or

(g)            a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)              is for relief against the Company or any of its Significant Subsidiaries in an involuntary case,

(ii)                appoints a Custodian of the Company or any of its Significant Subsidiaries or for all or substantially all of its property, or

(iii)                orders the liquidation of the Company or any of its Significant Subsidiaries,

and the order or decree remains unstayed and in effect for 60 days; or

(h)            any other Event of Default provided with respect to Securities of that Series, which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, in accordance with Section 2.2.18.

No Event of Default with respect to a particular Series of Securities (except with respect to subsections (f) and (g) above) necessarily constitutes an Event of Default with respect to any other Series of Securities.

The term "Bankruptcy Law" means title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

Section 6.2. Acceleration of Maturity; Rescission and Annulment.

If an Event of Default with respect to Securities of any Series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Securities of that Series may declare the principal amount (or, if any Securities of that Series are Discount Securities, such portion of the principal amount as may be specified in the terms of such Securities) of and accrued and unpaid interest, if any, on all of the Securities of that Series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) and accrued and unpaid interest, if any, shall become immediately due and payable.

The Holders of not less than a majority in principal amount of the outstanding Securities of that Series, by written notice to the Trustee, may rescind any declaration of acceleration of such Securities of that Series and its consequences if all existing Events of Default (other than the nonpayment of principal of or interest on such Securities that shall have become due by such declaration) shall have been cured or waived.

Section 6.3.  Collection of Indebtedness and Suits for Enforcement by Trustee.

If an Event of Default with respect to any Securities of any Series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such Series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 6.4. Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a)            to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(b)            to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.5. Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 6.6. Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

and

First:            To the payment of all amounts due the Trustee (acting in any capacity hereunder) under Section 7.7;

Second: To the payment of the amounts then due and unpaid for principal of and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third:            To the Company.

Section 6.7.  Limitation on Suits.

No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a)            such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;

(b)            the Holders of not less than 25% in principal amount of the outstanding Securities of that Series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)            the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)            no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities of that Series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders, it being understood that the Trustee shall have no duty or responsibility to determine whether any action of a Holder is prejudicial to any other Holder.

Section 6.8.  Unconditional Right of Holders to Receive Principal and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and Unconditional, to receive payment of the principal of and interest, if any, on such Security on the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 6.9. Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.10. Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11. Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12. Control by Holders.

The Holders of a majority in principal amount of the outstanding Securities of any Series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such Series, provided that

(a)            such direction shall not be in conflict with any rule of law or with this Indenture,

(b)            the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(c)            subject to the provisions of Section 6.1, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall determine that the proceeding so directed would involve the Trustee in personal liability.

Section 6.13. Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the outstanding Securities of any Series may on behalf of the Holders of all the Securities of such Series waive any past Default hereunder with respect to such Series and its consequences, except a Default in the payment of the principal of or interest on any Security of such Series (provided, however, that the Holders of a majority in principal amount of the outstanding Securities of any Series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.14.  Undertaking for Costs.

All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the outstanding Securities of any Series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Security on or after the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date).

ARTICLE VII.
TRUSTEE

Section 7.1. Duties of Trustee.

(a)            If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b)            Except during the continuance of an Event of Default:

(i)     The Trustee need perform only those duties that are specifically set forth in this Indenture and no others and no implied covenants or obligations shall be read into the Indenture against the Trustee.

(ii)     in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon officers' Certificates or Opinions of Counsel furnished to the Trustee and conforming to the requirements of this Indenture; however, in the case of any such officers' Certificates or opinions of Counsel which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such officers' Certificates and opinions of Counsel to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(c)        The Trustee may not be relieved from liability for its own its own willful negligent action, its own negligent failure to act or misconduct, except that:

(i)      This paragraph does not limit the effect of paragraph (b) of

(ii)     The Trustee shall not be liable for any error of judgment made in good faith by a Responsible officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(iii)     The Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Securities of any Series in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Securities of such Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such Series.

(d)            Every provision of this Indenture that in any way relates to the Trustee is subject to paragraph (a), (b) and (c) of this Section.

(e)        The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)       No provision of this Indenture shall require the Trustee to risk its own funds or otherwise incur any financial liability in the performance of any of its duties, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it.
Section 7.2. Rights of Trustee.

(a)            The Trustee may rely on and shall be protected in acting or refraining from acting as a result of its reasonable belief that any document was genuine and had been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b)            Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or opinion of Counsel.

(c)            The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care; provided that such agent agree as a condition to its engagement that it shall be responsible to the Company for its own misconduct or negligence. No Depository shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depository.

(d)            The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)            The Trustee may consult with counsel and the advice of such counsel or any opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(f)            The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(g)            The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through its attorneys and agents and other Persons not regularly in its employ and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care.
(h)            Under no circumstances and notwithstanding any contrary provision included herein, will the Trustee be responsible or liable for special, indirect, punitive, or consequential damages or loss of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether any of them have been advised of the likelihood of such loss or damage and regardless of the form of action; this provision shall remain in full force and effect notwithstanding the discharge of the Notes, the termination of this Indenture or the resignation, replacement or removal of the Trustee.
(i)            The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes unless a written notice of such Default or Event of Default shall have been given to a Responsible Officer by the Company or any Holder of Notes.
 (j)            The Trustee may request that the Company deliver Officers' Certificates setting forth the names of individuals and their titles and specimen signatures of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificates may be signed by any person authorized to sign an Officers' Certificate, as the case may be, including any person specified as so authorized in any such certificate previously delivered and not superseded.
(k)            The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including but not limited to its role as Paying Agent, and to each agent, custodian and other Person employed to act hereunder.
(l)            The Trustee shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes, terrorist attacks or other disasters.
(m)            The permissive rights of the Trustee enumerated herein shall not be construed as duties.
Section 7.3. Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of securities and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.4.  Trustee's Disclaimer.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities other than its authentication.

Section 7.5. Notice of Defaults.

If a Default or Event of Default occurs and is continuing with respect to the Securities of any Series and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to each Securityholder of the Securities of that Series notice of a Default or Event of Default within 90 days after it occurs or, if later, after a Responsible Officer of the Trustee has knowledge of such Default or Event of Default. Except in the case of a Default or Event of Default in payment of principal of or interest on any Security of any Series, the Trustee may withhold the notice if and so long as its corporate trust committee or a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Securityholders of that Series.

Section 7.6. Reports by Trustee to Holders.

Within 60 days after May 15 in each year, the Trustee shall transmit by mail to all Securityholders, as their names and addresses appear on the register kept by the Registrar, a brief report dated as of such May 15, in accordance with, and to the extent required under, TIA Section 313.

A copy of each report at the time of its mailing to Securityholders of any Series shall be filed with the SEC and each stock exchange on which the Securities of that Series are listed. The Company shall promptly notify the Trustee when Securities of any Series are listed on any stock exchange.

Section 7.7. Compensation and Indemnity.

The Company shall pay to the Trustee from time to time reasonable compensation for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee (including the cost of defending itself) against any loss, liability or expense incurred by it except as set forth in the next paragraph in the performance of its duties under this Indenture as Trustee or Agent. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. This indemnification shall apply to officers, directors, employees, shareholders and agents of the Trustee.

The Company need not reimburse any expense or indemnify against any loss liability incurred by the Trustee or by any officer, director, employee, shareholder or agent of the Trustee through negligence or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities of that Series.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(f) or (g) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

The Company's obligations under this Section 7.7 shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

Section 7.8.  Replacement of Trustee.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign with respect to the Securities of one or more Series by so notifying the Company. The Holders of a majority in principal amount of the Securities of any Series may remove the Trustee with respect to that Series by so notifying the Trustee and the Company. The Company may remove the Trustee with respect to Securities of one or more Series if:

(a)            the Trustee fails to comply with Section 7.10;

(b)            the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c)            a Custodian or public officer takes charge of the Trustee or its property; or

(d)            the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee with respect to the Securities of any one or more Series does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, at the expense of the Company, the Company or the Holders of at least 10% in principal amount of the Securities of the applicable Series may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee with respect to the Securities of any one or more Series fails to comply with Section 7.10, any Securityholder of the applicable Series may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee subject to the lien provided for in Section 7.7, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee with respect to each Series of Securities for which it is acting as Trustee under this Indenture. A successor Trustee shall mail a notice of its succession to each Securityholder of each such Series. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under Section 7.7 hereof shall continue for the benefit of the retiring trustee with respect to expenses and liabilities incurred by it prior to such replacement.

Section 7.9. Successor Trustee by Merger, etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10. Eligibility; Disqualification.

This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1), (2) and (5). The Trustee shall always have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA Section 310(b).

Section 7.11.  Preferential Collection of Claims Against Company.

The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TTA Section 311(a) to the extent indicated.

ARTICLE VIII.
SATISFACTION AND DISCHARGE; DEFEASANCE

Section 8.1. Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Order cease to be of further effect (except as hereinafter provided in this Section 8.1), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a)            either

(i)              all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and that have been replaced or paid) have been delivered to the Trustee for cancellation; or

(ii)                all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable, or

(1)            have become due and payable, or

(2)            will become due and payable at their Stated Maturity within one year, or

(3)            are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or

(4)            are deemed paid and discharged pursuant to section 8.3, as applicable;

and the Company, in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient for the purpose of paying and discharging the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable on or prior to the date of such deposit) or to the Stated Maturity or redemption date, as the case may be;

(b)            the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)            the Company has delivered to the Trustee an Officers' Certificate and an opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.7, and, if money shall have been deposited with the Trustee pursuant to clause (a) of this Section, the provisions of Sections 2.4, 2.7, 2.8, 8.1 8.2 and 8.5 shall survive.

Section 8.2. Application of Trust Funds; Indemnification.

(a)            Subject to the provisions of Section 8.5, all money deposited with the Trustee pursuant to Section 8.1, all money and U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.3 or 8.4 and all money received by the Trustee in respect of U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.3 or 8.4, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the persons entitled thereto, of the principal and interest for whose payment such money has been deposited with or received by the Trustee or to make mandatory sinking fund payments or analogous payments as contemplated by Sections 8.3 or 8.4.

(b)            The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against U.S. Government obligations or Foreign Government Obligations deposited pursuant to Sections 8.3 or 8.4 or the interest and principal received in respect of such obligations other than any payable by or on behalf of Holders.

(c)            The Trustee shall deliver or pay to the Company from time to time upon Company Request any U.S. Government obligations or Foreign Government obligations or money held by it as provided in Sections 8.3 or 8.4 which, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such U.S. Government Obligations or Foreign Government Obligations or money were deposited or received. This provision shall not authorize the sale by the Trustee of any U.S. Government Obligations or Foreign Government Obligations held under this Indenture.

Section 8.3. Legal Defeasance of Securities of any Series.

Unless this Section 8.3 is otherwise specified, pursuant to Section 2.2-20, to be inapplicable to Securities of any Series, the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Securities of such Series on the 91st day after the date of the deposit referred to in subparagraph (d) hereof, and the provisions of this Indenture, as it relates to such outstanding Securities of such Series, shall no longer be in effect (and the Trustee, at the expense of the company, shall, at Company Request, execute proper instruments acknowledging the same), except as to:

(a)            the rights of Holders of Securities of such Series to receive, from the trust funds described in subparagraph (d) hereof, (i) payment of the principal of and each installment of principal of and interest on the outstanding Securities of such Series on the Stated Maturity of such principal or installment of principal or interest and (ii) the benefit of any mandatory sinking fund payments applicable to the Securities of such Series on the day on which such payments are due and payable in accordance with the terms of this Indenture and the Securities of such Series;

(b)            the provisions of Sections 2.4, 2.7, 2.8, 8.2, 8.3 and 8.5; and

(c)            the rights, powers, trust and immunities of the Trustee hereunder;

provided that, the following conditions shall have been satisfied:

(d)            the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of such Securities W in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including mandatory sinking fund or analogous payments) of and interest, if any, on all the Securities of such Series on the dates such installments of interest or principal are due;

(e)            such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(f)            no Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date;

(g)            the Company shall have delivered to the Trustee an officers' Certificate and an opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of Counsel shall confirm that, the Holders of the Securities of such Series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(h)            the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;

(i)            such deposit shall not result in the trust arising from such deposit constituting an investment company (as defined in the Investment Company Act of 1940, as amended), or such trust shall be qualified under such Act or exempt from regulation thereunder; and

(j)            the Company shall have delivered to the Trustee an officers' Certificate and an opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this Section have been complied with.

Section 8.4. Covenant Defeasance.

Unless this Section 8.4 is otherwise specified pursuant to Section 2.2.20 to be inapplicable to Securities of any Series, on and after the 91st day after the date of the deposit referred to in subparagraph (a) hereof, the Company may omit to comply with any term, provision or condition set forth under Sections 4.2, 4.3, 4.4, 4.5, 4.6, and 5.1 as well as any additional covenants contained in a supplemental indenture hereto for a particular Series of Securities or a Board Resolution or an Officers' Certificate delivered pursuant to Section 2.2.20 (and the failure to comply with any such covenants shall not constitute a Default or Event of Default under Section 6.1) and the occurrence of any event described in clause (e) of Section 6.1 shall not constitute a Default or Event of Default hereunder, with respect to the Securities of such Series, provided that the following conditions shall have been satisfied:

(a)            With reference to this Section 8.4, the Company has deposited or caused to be irrevocably deposited (except as provided in Section 8.2(c)) with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities (i) in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay principal and interest, if any, on and any mandatory sinking fund in respect of the Securities of such Series on the dates such installments of interest or principal are due;

(b)            Such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;

(c)            No Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date;

(d)            the company shall have delivered to the Trustee an opinion of Counsel confirming that Holders of the Securities of such Series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(e)            the Company shall have delivered to the Trustee an officers' Certificate stating the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(f)            The Company shall have delivered to the Trustee an officers' Certificate and an opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated by this Section have been complied with.

Section 8.5. Repayment to Company.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal and interest that remains unclaimed for two years. After that, Securityholders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 8.5. Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with any provision of this Article VIII by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or the Paying Agent is permitted to apply all such money in accordance with this Article VIII; provided, however, that if the Company makes any payment of Interest on or principal of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders thereof to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE IX.
AMENDMENTS AND WAIVERS

Section 9.1. Without Consent of Holders.

The Company and the Trustee may amend or supplement this Indenture or the Securities of one or more Series without the consent of any Securityholder:

(a)            to cure any ambiguity, defect or inconsistency;

(b)            to comply with Article V;

(c)            to provide for uncertificated Securities in addition to or in place of certificated Securities;

(d)            to make any change that does not adversely affect the rights of any Securityholder;

(e)            to provide for the issuance of and establish the form and terms and conditions of Securities of any Series as permitted by this Indenture;

(f)            to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; or

(g)            to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA.

Section 9.2. With Consent of Holders.

The Company and the Trustee may enter into a supplemental indenture with the written consent of the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such supplemental indenture, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Securityholders of each such Series. Except as provided in Section 6.13, the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such waiver by notice to the Trustee, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series) may waive compliance by the Company with any provision of this Indenture or the Securities with respect to such Series.

It shall not be necessary for the consent of the Holders of Securities under this Section 9.2 to approve the particular form of any proposed supplemental indenture or waiver, but it shall be sufficient if such consent approves the substance thereof. After a supplemental indenture or waiver under this section becomes effective, the Company shall mail to the Holders of Securities affected thereby a notice briefly describing the supplemental indenture or waiver. Any failure by the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Section 9.3. Limitations.

Without the consent of each Securityholder affected, an amendment or waiver may not:

(a)            change the amount of Securities whose Holders must consent to an amendment, supplement or waiver;

(b)            reduce the rate of or change the interest payment time on any Security or alter the redemption provisions with respect thereto (other than the provisions relating to Sections 4.10 and 4.17, other than any alteration to any such Section which would not materially adversely affect the legal rights of any Holder under this Indenture) or the price at which the Company is required to offer to purchase the Securities;

(c)            reduce the principal or change the Stated Maturity of any Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(d)            reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof;

(e)            waive a Default or Event of Default in the payment of the principal of or interest, if any, on any Security (except a rescission of acceleration of the Securities of any Series by the Holders of at least a majority in principal amount of the outstanding Securities of such Series and a waiver of the payment default that resulted from such acceleration);

(f)            make the principal of or interest, if any, on any Security payable in any currency other than that stated in the Security;

(g)            make any change in Sections 6.8, 6.13, 9.3 (this sentence), 10.15 or 10.16; or

(h)            waive a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any Securities.

Section 9.4. Compliance with Trust Indenture Act.

Every amendment to this Indenture or the Securities of one or more Series shall be set forth in a supplemental indenture hereto that complies with the TIA as then in effect.

Section 9.5. Revocation and Effect of Consents.

Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective.

Any amendment or waiver once effective shall bind every Securityholder of each Series affected by such amendment or waiver unless it is of the type described in any of clauses (a) through (g) of Section 9.3. in that case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

Section 9.6. Notation on or Exchange of Securities.

The Trustee may place an appropriate notation about an amendment or waiver on any Security of any Series thereafter authenticated. The Company in exchange for Securities of that Series may issue and the Trustee shall authenticate upon request new Securities of that Series that reflect the amendment or waiver.

Section 9.7. Trustee Protected.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 7.1) shall be fully protected in relying upon, in addition to the documents required by Section 10.4, an Officers' Certificate and an Opinion of Counsel each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee shall sign all supplemental indentures, except that the Trustee need not sign any supplemental indenture that adversely affects its rights.

ARTICLE X.
MISCELLANEOUS

Section 10.1. Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, such required or deemed provision shall control.

Section 10.2. Notices.

Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in person or mailed by first-class mail:

if to the Company:

Diana Shipping Inc.
175 64 Palaio Faliro
Athens, Greece

if to the Trustee:

Deutsche Bank Trust Company Americas
Trust & Agency Services
60 Wall Street, 16th Floor
Mail Stop: NYC60-1630
New York, New York 10005
United States of America
Attention: Corporates Team- Diana Shipping Inc.
Facsimile:  (732) 578-4635

with a copy to:

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company
Trust & Agency Services
100 Plaza One
Mailstop: JCY03-0699
Jersey City, New Jersey 07311
United States of America
Attention: Corporates Team-Diana Shipping Inc.

The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication to a Securityholder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Securityholder of any Series or any defect in it shall not affect its sufficiency with respect to other Securityholders of that or any other Series.

If a notice or communication is mailed or published in the manner provided above, within the time prescribed, it is duly given, whether or not the Securityholder receives it.

If the company mails a notice or communication to Securityholders, it mail a copy to the Trustee and each Agent at the same time.

Section 10.3. Communication by Holders with Other Holders.

Securityholders of any Series may communicate pursuant to TIA Section 312(b) with other Securityholders of that Series or any other Series with respect to their rights under this Indenture or the Securities of that Series or all Series. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

Section 10.4. Certificate and opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a)            an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)            an opinion of Counsel stating that, in the opinion of counsel, all such conditions precedent have been complied with.

Section 10.5. Statements Required in Certificate or opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(a)            a statement that the person making such certificate or opinion has read such covenant or condition;

(b)            a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)            a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)            a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 10.6. Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or a meeting of Securityholders of one or more Series. Any Agent may make reasonable rules and set reasonable requirements for its functions.

Section 10.7. Legal Holidays.

Unless otherwise provided by Board Resolution, officers' Certificate or supplemental indenture for a particular Series, a "Legal Holiday" is any day that is not a Business Day. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 10.8. No Recourse Against Others.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Securityholder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

Section 10.9. Counterparts.

This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 10.10. Governing Laws.

THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK EXCLUDING (TO THE GREATEST EXTENT POSSIBLE) ANY RULE OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

Section 10.11. No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 10.12.  Successors.

All agreements of the Company in this Indenture and the Securities shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

Section 10.13. Severability.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 10.14. Table of Contents, Headings, Etc.

The Table of Contents, Cross Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 10.15. Securities in a Foreign Currency or in ECU.

Unless otherwise specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate delivered pursuant to Section 2.2 of this Indenture with respect to a particular Series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of Securities of all Series or all Series affected by a particular action at the time outstanding and, at such time, there are outstanding Securities of any Series which are denominated in a coin or currency other than Dollars (including ECUs), then the principal amount of Securities of such Series which shall be deemed to be outstanding for the purpose of taking such action shall be that amount of Dollars that could be obtained for such amount at the Market Exchange Rate at such time. For purposes of this Section 10.15, "Market Exchange Rate" shall mean the noon Dollar buying rate in New York City for cable transfers of that currency as published by the Federal Reserve Bank of New York; provided, however, in the case of ECUs, Market Exchange Rate shall mean the rate of exchange determined by the Commission of the European Union (or any successor thereto) as published in the Official Journal of the European union (such publication or any successor publication, the "Journal").

Section 10.16. Judgment Currency.

The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest or other amount on the Securities of any Series (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the day on which final unappealable judgment is entered, unless such day is not a New York Banking Day, then, the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable, and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, "New York Banking Day" means any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

Section 10.17. Waiver of Trial by Jury.
Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Notes or the transactions contemplated hereby.
Section 10.18. PATRIOT Act.
In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States ("Applicable Law"), the Trustee is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee. Accordingly, each of the parties agree to provide to the Trustee, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with Applicable Law.
The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

ARTICLE XI.
SINKING FUNDS

Section 11.1. Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of the Securities of a Series, except as otherwise permitted or required by any form of Security of such Series issued pursuant to this Indenture.

The minimum amount of any sinking fund payment provided for by the terms of the Securities of any Series is herein referred to as a "mandatory sinking fund payment" and any other amount provided for by the terms of Securities of such Series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any Series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 11.2. Each sinking fund payment shall be applied to the redemption of Securities of any Series as provided for by the terms of the securities of such Series.

Section 11.2. Satisfaction of Sinking Fund Payments with Securities.

The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any Series to be made pursuant to the terms of such Securities (1) deliver outstanding Securities of such Series to which such sinking fund payment is applicable (other than any of such Securities previously called for mandatory sinking fund redemption) and (2) apply as credit Securities of such Series to which such sinking fund payment is applicable and which have been redeemed either at the election of the Company pursuant to the terms of such Series of Securities (except pursuant to any mandatory sinking fund) or through the application of permitted optional sinking fund payments or other optional redemptions pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received by the Trustee, together with an Officers' Certificate with respect thereto, not later than 15 days prior to the date on which the Trustee begins the process of selecting Securities for redemption, and shall be credited for such purpose by the Trustee at the price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities in lieu of cash payments pursuant to this Section 11.2, the principal amount of Securities of such Series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Trustee need not call Securities of such Series for redemption, except upon receipt of a Company Order that such action be taken, and such cash payment shall be held by the Trustee or a Paying Agent and applied to the next succeeding sinking fund payment, provided, however, that the Trustee or such Paying Agent shall from time to time upon receipt of a Company Order pay over and deliver to the Company any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Company to the Trustee of Securities of that Series purchased by the Company having an unpaid principal amount equal to the cash payment required to be released to the Company.

Section 11.3. Redemption of Securities for Sinking Fund.

Not less than 45 days (unless otherwise indicated in the Board Resolution, supplemental indenture hereto or Officers' Certificate in respect of a particular Series of Securities) prior to each sinking fund payment date for any Series of Securities, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that Series pursuant to Section 11.2., and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and the Company shall thereupon be obligated to pay the amount therein specified.  Not less than 30 days (unless otherwise indicated in the Board Resolution, Officers' Certificate or supplemental indenture in respect of a particular Series of Securities) before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.2 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.3. Such notice having been duly given, the redemption of such Securities shall stated in Sections 3.4, 3.5 and 3.6.

[The Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Its:	Director, Chief Executive Officer and Chairman of the Board

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By: Deutsche Bank National Trust Company

By:	/s/ Linda Reale
Name:	Linda Reale
Title:	Vice President

By:	/s/ Robert S. Peschler
Name:	Robert S. Peschler
Title:	Vice President

EXHIBIT 4.2

This FIRST SUPPLEMENTAL INDENTURE (the "First Supplemental Indenture"), dated as of May 28, 2015, between DIANA SHIPPING INC., a corporation duly organized and existing under the laws of the Republic of The Marshall Islands (the "Company"), and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as trustee (the "Trustee").
RECITALS
WHEREAS, the Company and the Trustee have heretofore executed and delivered an indenture, dated as of May 28, 2015 (the "Base Indenture"), providing for the issuance by the Company from time to time of its Securities to be issued in one or more series;
WHEREAS, the Base Indenture is incorporated herein by this reference, and the Base Indenture, as supplemented by this First Supplemental Indenture and any other supplemental indentures applicable to the Securities created pursuant to this First Supplemental Indenture, is herein called the "Indenture";
WHEREAS, no Security of any series has been created prior to the date of execution of this First Supplemental Indenture;
WHEREAS, Sections 2.1, 2.2 and 9.1 of the Base Indenture provide, among other things, that the Company and the Trustee may enter into indentures supplemental to the Base Indenture to provide for the issuance of, and to establish the form, terms and conditions applicable to any series of Securities;
WHEREAS, the Company intends by this First Supplemental Indenture to create and provide for the issuance of a new series of Securities to be designated as the "8.500% Senior Notes due 2020" (the "Notes");
WHEREAS, pursuant to Section 9.1(e) of the Base Indenture, the Trustee and the Company are authorized to execute and deliver this First Supplemental Indenture to supplement the Base Indenture; and
WHEREAS, all things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, issued upon the terms and subject to the conditions set forth and in the Indenture and delivered as provided in the Indenture against payment therefor, valid, binding and legal obligations of the Company according to their terms, and all actions required to be taken by the Company under the Base Indenture to make this First Supplemental Indenture a valid, binding and legal agreement of the Company, have been done.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I

 DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.01.                          Definitions.  All capitalized terms used herein and not otherwise defined below or otherwise in this First Supplemental Indenture shall have the meanings ascribed thereto in the Base Indenture.
(a)            The following are definitions used in this First Supplemental Indenture, and to the extent that a term is defined both herein and in the Base Indenture, the definition in this First Supplemental Indenture shall apply with respect to the Notes. For purposes of the provisions and definitions set forth in the Indenture, any accounting term, phrase, calculation, determination or treatment used, required or referred to in the Indenture is to be construed in accordance with US GAAP. To the extent any line item referred to in the Indenture is not presented by the Company in its financial statements, the Company shall use the line item that is, in its good-faith judgment, is the most comparable line item that is presented by the Company.

"Applicable Premium" means, with respect to the applicable principal amount of Notes on any applicable redemption date or date of deposit, the greater of:

(1) 1.0% of the then outstanding principal amount of such Notes; and
(2) the excess, if any, of:
(a) the present value at such redemption date or date of deposit of (i) the redemption price of such Notes at May 15, 2017 (such redemption price being set forth under Section 3.01(b) of this First Supplemental Indenture) plus (ii) all required interest payments due on the Notes through May 15, 2017 (excluding accrued but unpaid interest) had such Notes been redeemed on such date, computed using a discount rate equal to the Treasury Rate as of such redemption date or date of deposit plus 50 basis points; over

(b) the then outstanding principal amount of such Notes.
"Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law, and law of any other jurisdiction (including, without limitation, the Marshall Islands and Greece) relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.
"Board of Directors" means the Company's board of directors.
"Cash and Cash Equivalents" means the Company's cash and cash equivalents, excluding any cash that is classified as current or non-current restricted cash as determined in accordance with US GAAP.
"Continuing Director" means a director who either was a member of the Company's Board of Directors on the Issue Date or who becomes a member of the Company's Board of Directors subsequent to that date and whose election, appointment or nomination for election by the Company's shareholders is duly approved by a majority of the continuing directors on the Company's Board of Directors at the time of such approval by such election or appointment.
"Credit Facility" means, with respect to the Company or any of its Subsidiaries, any debt or commercial paper facilities or debt securities with banks or other lenders providing for revolving loans, term loans, letters of credit or other borrowings or any agreement treated as a finance or capital lease if and to the extent any of the preceding items would appear as a liability upon a balance sheet of the specified Person prepared in accordance with US GAAP.
"Cross Default" means the occurrence, with respect to any debt of the Company or any Subsidiary (other than debt owed to the Company or any Subsidiary) having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons, of (i) an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within any applicable grace period.
 "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by a principal financial officer or principal accounting officer of the Company; provided that such determination shall be made by the Board of Directors of the Company (or committee thereof to which the Board of Directors has delegated its authority) in the case of any asset or property whose Fair Market Value is in excess of $25.0 million.
"herein" means in this First Supplemental Indenture.
 "Immaterial Subsidiary" means any Subsidiary the net book value of whose assets or revenues is not in excess of 10% of the net book value of the consolidated Total Assets or consolidated vessel revenue of the Company and its Subsidiaries as set out in the annual audited consolidated financial statements of the Company and its Subsidiaries for the immediately preceding fiscal year, provided that, at no time shall (a) the total assets of all Immaterial Subsidiaries exceed 10% of the consolidated Total Assets of the Company and its Subsidiaries or (b) the total vessel revenues calculated with respect to all Immaterial Subsidiaries (calculated on a stand-alone basis), in the aggregate, exceed 10% of the consolidated vessel revenue of the Company and its Subsidiaries, in each case as set out in the annual audited consolidated financial statements of the Company and its Subsidiaries for the immediately preceding fiscal year.

 "Issue Date" means May 28, 2015.
"Limited Permitted Asset Sale" means any Asset Sale, other than a Permitted Asset Sale, of any of the Company's or its Subsidiaries' assets (in the ordinary course of business or otherwise) during a single fiscal year, in a single transaction or series of transactions, (i) the Net Proceeds of which have not been applied pursuant to clauses (a) through (f) of Section 6.06 of this First Supplemental Indenture and (ii) at the time at which the Company, or a Subsidiary, receives consideration at least equal to the Fair Market Value including as to the value of any non-cash consideration) of the assets subject to such Asset Sale. Any Net Proceeds that are not applied or invested as provided in (i) above and are in excess of the amount provided for in clause (2) of the definition of Permitted Asset Sale will constitute "Excess Proceeds." For the avoidance of doubt, a Limited Permitted Asset Sale may occur only once. Following the first occurrence of a Limited Permitted Asset Sale, no further Limited Permitted Asset Sale shall be permitted.
"Net Borrowings" means the aggregate of the following, without duplication, as of the most recently completed fiscal quarter of the Company for which its published financial statements are available:
(a) Total Borrowings; less
(b) Cash and Cash Equivalents.

"Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding any other consideration received in the form of the cancellation or assumption by the purchaser of indebtedness or other obligations in relation to such Asset Sale or received in any other non-cash form and not disposed of for cash), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) any escrow or reserve for adjustment in respect of the sale price of such assets or property established in accordance with US GAAP and any reserve in accordance with US GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated, and (d) any indebtedness required by its terms to be repaid, repurchased, redeemed or otherwise retired upon the applicable Asset Sale.
"Permitted Asset Sale" means:
(1) any sale, assignment, conveyance, transfer or other disposition of (i) common stock, or securities convertible into or exchangeable for common stock, of Diana Containerships Inc. beneficially owned, directly or indirectly, by the Company as of May 28, 2015 (the "Issue Date Diana Containerships Holdings") or (ii) common stock, or securities convertible into or exchangeable for common stock, of Diana Containerships Inc. that are received by the Company or any subsidiary as dividends or distributions in respect of the Issue Date Diana Containerships Holdings;
 (2) any Asset Sale of any of the Company's or its Subsidiaries' assets (in the ordinary course of business or otherwise) in any transaction or series of transactions, such that (A) at the time of any Asset Sale included as a Permitted Asset Sale pursuant to this clause (2), the aggregate market value of all assets subject to such Asset Sales included as a Permitted Asset Sale pursuant to this clause (2) during any fiscal year may be up to (and including) 25% of the aggregate Fair Market Value of all of the Company's and the Company's Subsidiaries' assets (on a consolidated basis) on the last day of the immediately preceding fiscal quarter and (B) the Company receives, or a Subsidiary receives, consideration at least equal to the Fair Market Value of the assets subject to such Asset Sale;

(3) (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within 30 days, in each case as determined in good faith by the Board of Directors of the Company, provided that, at the time of any event described in clauses (a) through (d) of this paragraph the aggregate market value of all assets included as a Permitted Asset Sale pursuant to this paragraph (3) during any fiscal year may not exceed 10% of the aggregate Fair Market Value of all of the Company's and the Company's Subsidiaries' assets (on a consolidated basis) on the last day of the immediately preceding fiscal quarter; and
(4) (a) a transfer of assets or issuances of equity or other securities among the Company and any of its Wholly-Owned Subsidiaries; (b) any transaction consummated in compliance with Article IV or Section 9.01 of this First Supplemental Indenture; (c) the sale or abandonment of property or equipment (other than Vessels) that has become worn out, obsolete, damaged, unusable, otherwise unsuitable or no longer economically practicable for use in connection with the business of the Company or the relevant Subsidiary, as the case may be; (d) any Restricted Payment made in compliance with Section 6.04 of this First Supplemental Indenture; (e) investments made by the Company or any Subsidiary; (f) any casualty loss, taking under power of eminent domain or by condemnation or similar proceeding of any property or assets of the Company or any Subsidiary (other than Vessels); (g) the leasing, occupancy agreements or subleasing of property or licensing or sublicensing of intellectual property in the ordinary course of business or in accordance with industry practice; (h) the grant of liens on assets or property of the Company or any Subsidiary; (i) or any realization on liens on or any transfer in lieu of foreclosure of assets or property of the Company or any Subsidiary, in each case, that does not otherwise constitute an Event of Default (provided that, in the case of any realization of a lien on a Vessel or the transfer in lieu of foreclosure of a Vessel, any Net Proceeds from such realization or transfer shall be applied as provided in Section 6.06(a) of this First Supplemental Indenture; (j) chartering of Vessels and licenses of intellectual property; (k) the transfer of property or assets in the form of a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; (l) the entering into or unwinding of obligations under any hedging agreement; (m) the sale or disposition of any assets or property received as a result of a foreclosure or other similar proceeding or in connection with a transfer in lieu of a foreclosure by the Company or any of its Subsidiaries; (n) a disposition of leasehold improvements or leased assets in connection with the termination of any lease; (o) the sale of interests in a joint venture pursuant to customary put-call or buy-sell arrangements; (p) any disposition of inventory or other assets in the ordinary course of business, (q) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business; and (r) the disposition of cash, cash equivalents and marketable securities.
"Permitted Business" means (i) any business engaged in by the Company or any of its Subsidiaries on the Issue Date, (ii) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses described in clause (i) of this definition and (iii) any business in the direct or indirect ownership, management, operation and chartering of Vessels and any business incidental thereto.
 "Person" except as used in the definition of "Change of Control," means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.
 "Redemption Date", when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this First Supplemental Indenture.
"Related Assets" means (a) any insurance policies and contracts from time to time in force with respect to a Vessel, (b) the capital stock of any Subsidiary of the Company owning one or more Vessels and related assets, (c) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (d) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (e) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer's or lessee's obligations under such charter, lease, Vessel purchase option or agreement, (f) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (g) any building, dry docking, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder's obligations under such contract and (h) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

"Securities Act" means the U.S. Securities Act of 1933, as amended.
"Significant Subsidiary" means (i) any direct or indirect Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date, or (ii) any group of direct or indirect Subsidiaries of the Company that, taken together as a group, would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.
"Subsidiary " means with respect to any Person, any other Person the majority of whose Voting Stock is owned by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person. Where the term "Subsidiary" is used, unless the context otherwise requires, such term shall mean a Subsidiary of the Company.
"Tangible Net Worth" means the consolidated total shareholders' equity (including retained earnings) of the Company and its consolidated Subsidiaries, minus goodwill and other intangible items (other than favorable charter agreements recorded in connection with purchase accounting under US GAAP and, for the avoidance of doubt, vessel acquisition or construction agreements), as of the most recently completed fiscal quarter for which published financial statements of the Company are available.
"Total Assets" means, in respect of the Company, all of the assets of the Company and its Subsidiaries, on a consolidated basis, of the types presented on its consolidated balance sheet, as of the most recently completed fiscal quarter of the Company for which its published financial statements are available.
"Total Borrowings" means the aggregate of the following, without duplication of the Company and its Subsidiaries on a consolidated basis:
(a) the outstanding principal amount of any moneys borrowed; plus
(b) the outstanding principal amount of any acceptance under any acceptance credit; plus
(c) the outstanding principal amount of any bond, note, debenture or other similar instrument; plus
(d) the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which obligation is required to be classified and accounted for as a capital lease obligation under US GAAP (the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with US GAAP); plus

(e) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under US GAAP); plus
(f) the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus
(g) any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus
(h) the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Company to the extent that such guaranteed indebtedness is determined and given a value in respect of the Company and its Subsidiaries on a consolidated basis in accordance with US GAAP;

in each case, (i) only to the extent any of the foregoing is reflected as a liability on the face of the consolidated balance sheet of the Company and its Subsidiaries and (ii) calculated as of the end of the most recently completed fiscal quarter of the Company for which its published financial statements are available. Notwithstanding the foregoing, "Total Borrowings" shall not include (i) any indebtedness or obligations arising from derivative transactions entered into not for speculative purposes and for purposes of managing or protecting against interest rate, commodity or currency fluctuations or (ii) any preferred stock.
"Treasury Rate" means, as of the applicable redemption date or date of deposit, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such Redemption Date or date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to May 15, 2017 provided, however, that if the period from such Redemption Date or date of deposit to May 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
"US GAAP" means generally accepted accounting principles in the United States, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
 "Vessels" means one or more shipping vessels primarily designed and utilized for the transport of cargo, including, without limitation, bulk carriers, freighters, general cargo carriers, containerships and tankers, but excluding passenger vessels, or which are otherwise engaged, used or useful in any business activities of the Company and its Subsidiaries, in each case together with all related spares, equipment and any additions or improvements.
"Voting Stock" of any specified Person as of any date means the capital stock or other equity interests of such Person that is at the time entitled to vote in the election of the Board of Directors (or other similar governing body) of such Person.
"Wholly-Owned Subsidiary" means, with respect to a Person, a Subsidiary of such Person all of whose outstanding capital stock or other equity interests of which (other than directors' qualifying shares) are owned by such Person or by one or more direct or indirect Wholly-Owned Subsidiaries of such Person. Where the term "Wholly-Owned Subsidiary" is used, unless the context otherwise requires, such term shall mean a Wholly-Owned Subsidiary of the Company.

Section 1.02.                          Other Definitions.
Term	Defined in Section of this First Supplemental Indenture

"Additional Amounts"	8.01(a)
"Additional Interest"	7.03
"Additional Notes"	2.04(e)
"Asset Sale"	6.06
"Beneficial Owner" and "Beneficial Ownership"	4.01
"Change of Control"	4.01
"Change of Control Purchase Date"	4.01
"Change of Control Purchase Price"	4.01
"Code"	8.01(a)
"covenant defeasance"	9.05

Term	Defined in Section of this First Supplemental Indenture

"DTC"	2.03
"Event of Default"	7.01
"Interest Payment Date"	2.04(c)
"legal defeasance"	9.04
"Limited Permitted Asset Sale Purchase Date"	6.06
"Limited Permitted Asset Sale Purchase Price"	6.06
"Maturity Date"	2.04(b)
"New Parent"	4.01
"NYSE"	4.01
"Person"	4.01
"Related Judgment"	10.04(b)
"Related Proceeding"	10.04(b)
"Record Date"	2.04(c)
"Reporting Default"	7.03
"Restricted Payments"	6.04
"Specified Courts"	10.04(b)
"Specified Tax Jurisdiction"	8.01(a)
"Taxes"	8.01(a)

ARTICLE II

APPLICATION OF SUPPLEMENTAL INDENTURE AND
 CREATION, FORMS, TERMS AND CONDITIONS OF NOTES
Section 2.01.                          Application of this First Supplemental Indenture. Notwithstanding any other provision of this First Supplemental Indenture, the provisions of this First Supplemental Indenture, including the covenants set forth herein, are expressly and solely for the benefit of the Holders of the Notes established by this First Supplemental Indenture. The Notes constitute a separate series of Securities as provided in Section 2.01 of the Base Indenture.
Section 2.02.                          Creation of the Notes. In accordance with Section 2.02 of the Base Indenture, the Company hereby creates the Notes as a separate series of its Securities issued pursuant to the Base Indenture, as supplemented by this First Supplemental Indenture.
Section 2.03.                          Global Notes. The Notes shall be issued in the form of Global Securities, duly executed by the Company and authenticated by the Trustee, which shall be deposited with the Trustee as custodian for the Depository and registered in the name of "Cede & Co.," as the nominee of the Depository. The Depository Trust Company ("DTC") initially shall serve as Depository for the Notes. So long as the Depository, or its nominee, is the registered owner of a Global Security, the Depository or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Security for all purposes under the Indenture and under such Notes. Ownership of beneficial interests in such Global Security shall be shown on, and transfers thereof will be effective only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or Persons that hold interests through participants (with respect to beneficial interests of beneficial owners).
Section 2.04.                          Terms and Conditions of the Notes. The Notes shall be governed by all the terms and conditions of the Base Indenture, as supplemented by this First Supplemental Indenture. The following provisions shall be terms of the Notes:
(a)            Designation; Aggregate Principal Amount. The title of the Notes shall be as specified in the Recitals. The Notes shall be initially limited in aggregate principal amount to $63,250,000 and initially issued in an aggregate principal amount of $55,000,000.

(b)            Stated Maturity. The Notes shall mature, and the principal of the Notes shall be due and payable in Dollars to the Holders thereof, together with all accrued and unpaid interest thereon, on May 15, 2020 (the "Maturity Date").
(c)            Payment of Principal and Interest; Additional Amounts. The Notes shall bear interest at 8.500% per annum, from and including May 28, 2015, or from the most recent Interest Payment Date (as defined hereafter) on which interest has been paid or duly provided for to, but excluding, the next succeeding Interest Payment Date, the Maturity Date or the Redemption Date, as the case may be. Interest shall also be paid on overdue principal, and, to the extent lawful, overdue installments of interest at the applicable interest rate for the Notes. Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. Interest on the Notes shall be payable quarterly in arrears in Dollars on the February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2015 (each such date, an "Interest Payment Date" for the purposes of the Notes issued under this First Supplemental Indenture). Payments of interest shall be made to the Person in whose name a Note (or predecessor Note) is registered at the close of business on February 1, May 1, August 1 or November 1 (whether or not that date is a Business Day), as the case may be, immediately preceding such Interest Payment Date (each such date, a "Record Date" for the purposes of the Notes issued under this First Supplemental Indenture). All payments in respect of the Notes shall include Additional Amounts as and to the extent set forth in Article VIII of this First Supplemental Indenture. If any Interest Payment Date or the Maturity Date of the Notes falls on a day that is not a Business Day, the payment of interest and/or principal, as the case may be, to be paid on such date shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amounts so payable for the period from and after such Interest Payment Date or Maturity Date of the Notes, as the case may be, to such next succeeding Business Day.
(d)            Registration and Form; Denomination. The Notes shall be issuable as registered securities without coupons, as provided in Section 2.03 of this Article II. The form of the Notes shall be as set forth in Exhibit A attached hereto, which is incorporated herein by reference. The Notes shall be issued and may be transferred only in minimum denomination of $25.00 and integral multiples of $25.00 in excess thereof.
(e)            Further Issuance. Notwithstanding anything to the contrary contained herein or in the Base Indenture, the Company may, from time to time, without the consent of or notice to the Holders, create and issue further debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first Interest Payment Date) as, ranking equally and ratably with, the Notes (the "Additional Notes"). Such Additional Notes shall be consolidated with and shall form a single series with the previously outstanding Notes, including for purposes of voting and redemptions, and shall be fungible with the Notes for U.S. federal income tax purposes or will have a separate CUSIP number than the Notes. No Additional Notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.
(f)            Redemption. Except as set forth in Section 3.01(b) and Section 3.02 of this First Supplemental Indenture, the Notes will not be redeemable by the Company at its option prior to May 15, 2017.
(g)            Sinking Fund. The Notes are not entitled to any sinking fund. Article XI of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Article XI with respect to any other Series of Securities issued under the Indenture.
(h)            Registrar and Paying Agent. Section 2.4 of the Base Indenture shall be applicable to the Notes. With respect to the Notes, the office or agency maintained by the Company for purposes of Section 2.4 of the Base Indenture shall be in the City of New York and shall initially be designated to be the Corporate Trust Office of the Trustee, as such office of the Company. Deutsche Bank Trust Company Americas, the Trustee, initially shall be the Paying Agent and Registrar for the Notes.
(i)            Currency. The Notes shall be issued in Dollars and all amounts payable in respect of principal or interest shall be paid in Dollars.
(j)            Other Terms and Conditions. The Notes shall have such other terms and conditions as provided in the form thereof attached as Exhibit A hereto.

ARTICLE III

 REDEMPTION
Sections 3.1 and 3.3 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Sections 3.1 and 3.3 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Sections 3.1 and 3.3 in the Base Indenture shall instead be deemed to refer to Section 3.01(d) of this First Supplemental Indenture.  Except to the extent inconsistent with the foregoing, all provisions of Article III of the Base Indenture shall apply to any redemption pursuant to Article III of this First Supplemental Indenture.

Section 3.01.                          Optional Redemption.
(a)            Optional Redemption on or after May 15, 2017. The Company may redeem the Notes, at its option, in whole or in part, at any time on or after May 15, 2017 upon providing not less than 30 nor more than 60 days' prior written notice to the Holders (provided that notice of a redemption in connection with a satisfaction and discharge pursuant to Article VIII of the Base Indenture, as modified by Section 9.03 of this First Supplemental Indenture, may be given more than 60 days prior to the Redemption Date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date. If money sufficient to pay the redemption price of all of the Notes, or portions thereof, to be redeemed on the applicable Redemption Date is irrevocably deposited with the Trustee or Paying Agent, in immediately available funds, on or before the applicable Redemption Date are satisfied, then on and after such Redemption Date, interest will cease to accrue on such Notes, or such portion thereof, called for redemption.
(b)            Optional Redemption prior to May 15, 2017. The Company may redeem the Notes, at its option, in whole or in part, at any time prior to May 15, 2017, upon providing not less than 30 nor more than 60 days' prior written notice to the Holders (provided that notice of a redemption in connection with a satisfaction and discharge pursuant to Article VIII of the Base Indenture, as modified by Section of 9.03 this First Supplemental Indenture, may be given more than 60 days prior to the Redemption Date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, to (but not including) the Redemption Date. If money sufficient to pay the redemption price of all of the Notes, or portions thereof, to be redeemed on the applicable Redemption Date is irrevocably deposited with the Trustee or Paying Agent, in immediately available funds, on or before the applicable Redemption Date, then on and after such Redemption Date, interest will cease to accrue on such Notes, or such portion thereof, called for redemption, and such Notes will be deemed to be no longer outstanding.
(c)            Selection for Redemption. In accordance with Section 3.2 of the Base Indenture, if fewer than all of the Notes are to be redeemed at any time, the Registrar will select the Notes, or portions thereof, to be redeemed, in compliance with the requirements of the Depository, or if the Depository prescribes no method of selection, on a pro rata basis, by lot or by any other method the Registrar deems fair and reasonable; provided, however, that Notes, and portions thereof, selected for redemption shall only be in amounts of $25.00 or whole multiples of $25.00.
(d)            Notice of Redemption. The Company shall provide to each Holder of Notes, at least 30 days but not more than 60 days before the applicable Redemption Date, a notice of redemption (provided that notice of a redemption (in the form of an Officers' Certificate) in connection with a satisfaction and discharge pursuant to Article VIII of the Base Indenture, as modified by Section 9.03 of this First Supplemental Indenture, may be given more than 60 days prior to the Redemption Date), which notice shall be provided by first-class mail to each Holder of Notes at such Holder's address appearing in the register of Notes maintained by the Registrar (or otherwise delivered in accordance with the procedures of the Depository). The Company shall furnish the Trustee and Registrar with written notice of a redemption of Notes at least five Business Days (or such shorter period of time as the Trustee and Registrar shall agree to) prior to the publication  or sending of any notice of redemption of any Notes pursuant to Article III of this First Supplemental Indenture. A notice of redemption will identify the Notes to be redeemed and shall also state: the provision of the Indenture pursuant to which the Notes are being redeemed; the Redemption Date; the portion of the redemption price, including the portion thereof below constituting accrued and unpaid interest; the amount of Additional Amounts, if any, payable on the date fixed for redemption; the name and address of the Paying Agent; that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price; that unless the Company defaults in making the redemption payment on the Notes called for redemption, interest on such Notes will cease to accrue on and after the Redemption Date; if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed; if less than all of the Notes are to be redeemed, the aggregate principal amount of Notes to be outstanding after such redemption; and that the Notes called for redemption will become due on the date fixed for redemption.

Section 3.02.                          Optional Redemption for Changes in Withholding Taxes. The Company may redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 days nor more than 60 days' prior written notice to the Holders (which notice shall be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest to, but excluding, the applicable Redemption Date, and all Additional Amounts (if any) then due and which will become due on the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:
(a)            a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of this First Supplemental Indenture (or, if the Specified Tax Jurisdiction became a Specified Tax Jurisdiction on a date after the date of the First Supplemental Indenture, on or after such later date); or
(b)            any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this First Supplemental Indenture (or, if the Specified Tax Jurisdiction became a Specified Tax Jurisdiction on a date after the date of the First Supplemental Indenture, on or after such later date).
Notwithstanding the foregoing, no notice of redemption for changes in withholding taxes may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due. At least two Business Days before the Company provides notice of redemption of the Notes as set forth in Section 3.3 of the Base Indenture and Section 3.01(d) of this First Supplemental Indenture, the Company will deliver to the Trustee and Paying Agent (i) an Officers' Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (ii) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and Paying Agent that the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (a) or (b) of the preceding paragraph.
The Trustee and Paying Agent will accept and will be entitled to conclusively rely upon the Officers' Certificate and Opinion of Counsel as conclusive evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the Holders.
Section 3.03.                          Open Market Repurchases. Notwithstanding any provision in the Indenture to the contrary, the Company and its Affiliates may purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices, in tender or exchange offers or in private transactions at negotiated prices. Notes that the Company or any of its Affiliates purchase may, at the Company's discretion, be held, resold or canceled.

ARTICLE IV

 CHANGE OF CONTROL
Section 4.01.                          Change of Control. If a Change of Control occurs at any time, Holders of Notes will have the right, at their option, to require the Company to purchase for cash any or all of such Holder's Notes, or any portion of the principal amount thereof, that is equal to $25.00 or integral multiples of $25.00 at a price (the "Change of Control Purchase Price") equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to (but not including) the Change of Control Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date. The "Change of Control Purchase Date" will be a date specified by the Company that is not less than 30 or more than 60 calendar days following the date of the applicable Change of Control notice. A "Change of Control" will be deemed to have occurred at any time after the Issue Date if:
(1)	any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;
(2)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction;
(3)	Continuing Directors cease to constitute at least a majority of the Company's Board of Directors; or
(4)	if after the Notes are initially listed on the New York Stock Exchange (the "NYSE") or another national securities exchange, the Notes fail, or at any point cease, to be listed on the NYSE or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the NYSE or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.
Notwithstanding the foregoing, for purposes of clauses (1) and (2) above, (A) any holding company whose only significant asset is equity interests of the Company or any direct or indirect parent of the Company shall not itself be considered a "Person" for purposes of this definition; (B) the transfer of assets between or among the Wholly-Owned Subsidiaries or the Company shall not itself constitute a Change of Control; (C) a "Person" shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement; and (D) a transaction in which the Company becomes a Subsidiary of another Person that is not a natural person (a "New Parent") shall not be a Change of Control under clause (1) or (2) above if no Person is the "beneficial owner" of more than 50% of the total voting power of the Voting Stock of such New Parent.

ARTICLE V

 OFFER TO PURCHASE
Section 5.01.                          Offer to Purchase
(a)            On or before the 30th day after the occurrence of a Change of Control or a Limited Permitted Asset Sale, as the case may be, the Company will provide to all Holders and the Trustee and Paying Agent a written notice of the occurrence of the Change of Control or Limited Permitted Asset Sale and of the resulting purchase right. Such notice shall state, among other things: (i) the events causing a Change of Control or Limited Permitted Asset Sale, as the case may be; (ii) the date of the Change of Control or Limited Permitted Asset Sale, as the case may be; (iii) the last date on which a Holder may exercise such repurchase right; (iv) the Change of Control Purchase Price or Limited Permitted Asset Sale Purchase Price, as applicable; (v) the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable; (vi) the name and address of the Paying Agent; and (vii) the procedures that Holders must follow to require the Company to purchase their Notes.
(b)            Simultaneously with providing such notice, the Company will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on the Company's website or through such other public medium as the Company may use at that time to achieve a broad dissemination of such notice (including, without limitation, a report on Form 6-K or current report on Form 8-K).
(c)            To exercise the Change of Control repurchase right or Limited Permitted Asset Sale repurchase right, a Holder must deliver, on or before the third Business Day (or as otherwise provided in the notice provided for in Section 5.01(a) of this First Supplemental Indenture), immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Purchase Notice" on the reverse side of the Notes duly completed, to the Paying Agent. Such notice must:
(i)            if certificated, state the certificate numbers of the Notes to be delivered for purchase;
(ii)            if not certificated, comply with requisite procedures of the Depository;
(iii)            state the portion of the principal amount of Notes to be purchased, which must be $25.00 or an integral multiple thereof; and
(iv)            state that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture.
(d)            Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable. The notice of withdrawal shall:
(i)            state the principal amount of the withdrawn Notes;
(ii)            if certificated Notes have been issued, state the certificate numbers of the withdrawn Notes;
(iii)            if not certificated, comply with requisite procedures of the Depository; and
(iv)            state the principal amount, if any, which remains subject to the purchase notice.
(e)            On each Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Company will, to the extent lawful, (i) accept for payment all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Limited Permitted Asset Sale offer made by the Company, (ii) deposit with the Paying Agent by 11:00 a.m. Eastern Time on the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, an amount equal to the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, in each case, in respect of all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Limited Permitted Limited Asset Sale offer made by the Company and (iii) deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased. If the Paying Agent holds money or securities sufficient to pay the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, of the Notes on the Change of Control Purchase Date or the Limited Permitted Asset Sale Purchase Date, as applicable, then:

(i)            the Notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the Paying Agent); and
(ii)            all other rights of the Holder will terminate (other than the right to receive the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable).
(f)            In connection with any offer to purchase Notes pursuant to a Change of Control purchase notice or Limited Permitted Asset Sale purchase notice, as applicable, the Company will, to the extent applicable, comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control or Limited Permitted Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control or Limited Permitted Asset Sale provisions of this First Supplemental Indenture, the Company will comply with any applicable securities laws and regulations and will not be deemed to have breached its obligations under this First Supplemental Indenture by virtue of such compliance.
(g)            No Notes may be purchased at the option of Holders thereof upon a Change of Control or Limited Permitted Asset Sale if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
ARTICLE VI

 COVENANTS
The covenants set forth in this Article VI shall be applicable to the Company in addition to the covenants in Article IV of the Base Indenture, which shall in all respects be applicable in respect of the Notes (except as otherwise provided herein).
Section 6.01.                          Limitation on Borrowings. The Company shall not permit Net Borrowings to equal or exceed 70% of Total Assets.
Section 6.02.                          Limitation on Minimum Tangible Net Worth. The Company shall ensure that Tangible Net Worth exceeds 20% of Total Assets.
Section 6.03.                          Reports. Following any Cross Default, the Company shall promptly notify the Trustee of the occurrence of such Cross Default.
Section 6.04.                          Restricted Payments. If (i) an Event of Default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an Event of Default (a "Default") has occurred and is continuing, (ii) an Event of Default or a Default would result therefrom, (iii) the Company is not in compliance with Section 6.01 or Section 6.02 of this First Supplemental Indenture, or (iv) any payment of dividends or any form of distribution or return of capital by the Company or a Subsidiary would result in the Company not being in compliance with Section 6.01 or Section 6.02 of this First Supplemental Indenture, then neither the Company nor any Subsidiary shall declare or pay any dividends or return any capital to its equity holders or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a Wholly-Owned Subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by Persons other than the Company (other than the Company or a Wholly-Owned Subsidiary of the Company), or repay any loans that are subordinated in right of payment to the Notes to its equity holders (other than the Company or a Wholly-Owned Subsidiary of the Company) or set aside any funds for any of the foregoing purposes ("Restricted Payments").

Section 6.05.                          Line of Business. The Company shall not, and shall not permit any of its Subsidiaries (other than an Immaterial Subsidiary) to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries, taken as a whole, it being understood that the Company and its Subsidiaries shall be deemed to be in compliance with Section 6.05 of this First Supplemental Indenture if the Company or any of its Subsidiaries acquire another Person that is primarily engaged in Permitted Businesses or acquire business operations that primarily consist of Permitted Businesses and continue to operate such acquired Person's operations or such acquired business operations, as the case may be.
Section 6.06.                          Limitation on Asset Sales. The Company shall not, and shall not permit any Subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of the Company's, or such Subsidiary's, assets (including capital stock and warrants, options or other rights to acquire capital stock) (an "Asset Sale"), other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale, unless (A) the Company or a Subsidiary receives, consideration at the time of such Asset Sale at least equal to the Fair Market Value (including as to the value of all non-cash consideration), of the assets subject to such Asset Sale, and (B) within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or a Subsidiary shall apply all such Net Proceeds to:
(a)            repay or prepay indebtedness under any Credit Facility or other Vessel financing secured by a lien on assets of the Company or any Subsidiary (including, without limitation, any bareboat charter or similar arrangement);
(b)            acquire all or substantially all of the assets of, or any capital stock of, a person primarily engaged in a Permitted Business; provided, that in the case of the acquisition of capital stock of any Person, such Person is or becomes a Subsidiary of the Company and will be subject to all restrictions described in this Indenture as applying to Subsidiaries of the Company existing on the Issue Date;
(c)            make a capital expenditure (including, without limitation, making any payments with respect to dry docking of Vessels or under newbuilding contracts, bareboat charters, charters-in or other Vessel acquisition agreements);
(d)            acquire other assets that are not classified as current assets under US GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);
(e)            repay unsecured senior indebtedness of the Company or any Subsidiary (including any redemption, repurchase, retirement or other acquisition of the Notes); and
(f)            any combination of the transactions permitted by the foregoing clauses (a) through (e), provided, that any sale, assignment, conveyance, transfer or lease of all or substantially all of the Company's properties and assets to any Person or Persons (whether in a single transaction or a series of related transactions) will be governed by Articles IV and V and Section 9.01 of this First Supplemental Indenture, to the extent applicable, and not by the provisions of this Section 6.06.
A (1) binding contract to apply Net Proceeds in accordance with clauses (b) through (d) above shall toll the 365-day period in respect of such Net Proceeds or (2) determination by the Company to apply all or a portion of such Net Proceeds toward the exercise of an outstanding purchase option contract shall toll the 365-day period in respect of such Net Proceeds or portion thereof, in each case, for a period not to exceed 365 days or, in the case of a binding contract to acquire one or more Vessels, until the end of the construction or delivery period specified in such binding contract, as the same may be extended, from the expiration of the aforementioned 365-day period, provided, that such binding contract and such determination by the Company, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract or determination until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of a construction contract or any exercised purchase option contract, the date of expiration or termination of such construction contract or exercised purchase option contract and (ii) in all other cases, the 365th day following the expiration of the aforementioned 365-day period.

Pending the final application of any Net Proceeds, the Company or any of its Subsidiaries may apply Net Proceeds to the repayment or reduction of outstanding indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.
If a Limited Permitted Asset Sale occurs at any time, the Company must, within 30 days after receipt of Net Proceeds of such Limited Permitted Asset Sale, make pursuant to Article V of this First Supplemental Indenture an offer to purchase Notes having a principal amount equal to the Excess Proceeds of such Limited Permitted Asset Sale. The price that the Company will be required to pay (the "Limited Permitted Asset Sale Purchase Price") is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Limited Permitted Asset Sale Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date. If the offer to purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in integral multiples of $25.00 principal amount will be purchased. The "Limited Permitted Asset Sale Purchase Date" will be a date specified by the Company that is not less than 20 calendar days or more than 35 calendar days following the date of the Limited Permitted Asset Sale notice as described in Article V of this First Supplemental Indenture. Any Notes purchased by the Company pursuant to such offer to purchase will be paid for in cash.
The determination as to whether Fair Market Value has been received in an Asset Sale and whether an Asset Sale constitutes a Permitted Asset Sale or Limited Permitted Asset Sale shall be made as of the time the agreement for such Asset Sale is entered into.

Section 6.07.                          Reports.
Section 4.2 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 4.2 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 4.2 in the Base Indenture shall instead be deemed to refer to Section 6.07 of this First Supplemental Indenture.
So long as any Notes are outstanding, the Company will (i) file with or furnish to the SEC within the time periods prescribed by its rules and regulations and applicable to the Company and (ii) furnish to the Trustee within 15 days after the date on which the Company would be required to file the same with or furnish the same to the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all financial information required to be contained in Form 20-F and, with respect to the annual consolidated financial statements only, a report thereon by the independent auditors of the Company. The Company shall not be required to file or furnish any report or other information with the SEC if the SEC does not permit such filing or furnishing, although such reports will be required to be furnished to the Trustee. Documents filed by the Company with the SEC via the EDGAR system will be deemed to have been furnished to the Trustee and the Holders of the Notes as of the time such documents are filed via EDGAR, provided, however, that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to EDGAR.
Delivery of these reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of them will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively and conclusively on Officers' Certificates).

Section 6.08.                          Compliance Certificate.
Section 4.3 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 4.3 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 4.3 in the Base Indenture shall instead be deemed to refer to Section 6.08 of this First Supplemental Indenture.

 (a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate signed by two of the Company's officers, one of which shall be the principal executive, principal financial or principal accounting officer of the Company, stating that, in the course of the performance by the signing Officers of their duties as Officers, they would normally have knowledge of any default by the Company in the performance of any of its obligations in the Indenture, and a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company is not in Default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).
(b) The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described in Section 7.01 of this First Supplemental Indenture and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
ARTICLE VII

 EVENTS OF DEFAULT
Section 7.01.                          Modifications of Certain Events of Default.
Section 6.1 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 6.1 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, (i) any references to Section 6.1 in the Base Indenture shall instead be deemed to refer to Section 7.01 of this First Supplemental Indenture and (ii) any references to Sections 6.1(f) and 6.1(g) in Section 7.7 of the Base Indenture shall instead be deemed to refer to Sections 7.01(h) and 7.01(i), respectively, of this First Supplemental Indenture. The Events of Default set forth in Section 6.1 of the Base Indenture shall be superseded in their entirety with respect to the Notes by the following Events of Default (each an "Event of Default"):

(a)            default in the payment of the principal of or any premium on any Notes, or any Additional Amounts payable with respect thereto, when such principal or premium becomes or such Additional Amounts become due and payable at Maturity; or
(b)            default in the payment of any interest on any Notes, or any Additional Amounts payable with respect thereto, when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 30 days; or
(c)            failure by the Company to perform or comply with the provisions of Article V of the Base Indenture (as amended by Section 9.01 of this First Supplemental Indenture) relating to mergers and similar events; or
(d)            failure by the Company to provide notice of a Change of Control or a Limited Permitted Asset Sale or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control or a Limited Permitted Asset Sale in conformity with the covenants set forth in Article V of this First Supplemental Indenture; or
(e)            default in the performance, or breach, of any covenant of the Company in the Indenture, and continuance of such default or breach for a period of 60 days after written notice thereof has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes; or

(f)            any debt (excluding debt owed to the Company or any Subsidiary) for borrowed money of the Company or any Subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons (i) is subject to an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) is subject to a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period; or
(g)            the entry against the Company of one or more final, non-appealable judgments or decrees for the payment of money in an aggregate amount in excess of $25.0 million (net of amounts covered by insurance), by a court or courts of competent jurisdiction, which final, non-appealable judgment or decree remains undischarged, unstayed or unwaived for a period of 90 consecutive days following entry of such final non-appealable judgment or decree; or
(h)            a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)            is for relief against any of the Company or any Significant Subsidiary in an involuntary case;
(ii)            appoints (in connection with an insolvency proceeding under a Bankruptcy Law) a custodian, receiver, liquidator, assignee, trustee or other similar official of any of the Company or any Significant Subsidiary for all or substantially all of the property of the Company or such Significant Subsidiary, as applicable; or
(iii)            orders the liquidation of any of the Company or any Significant Subsidiary;
and the order or decree remains unstayed and in effect for 60 consecutive days; or
(i)            the Company or any Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:
(i)            commences a voluntary case,
(ii)            consents to the entry of an order for relief against it in an involuntary case,
(iii)            consents (in connection with an insolvency proceeding under a Bankruptcy Law) to the appointment of a custodian, receiver, liquidator, assignee, trustee or other similar official of it or for all or substantially all of its property ,
(iv)            makes a general assignment for the benefit of its creditors, or
(v)            generally is not paying its debts as they become due.
Section 7.02.                          Acceleration of Maturity
The first paragraph of Section 6.2 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such first paragraph of Section 6.2 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to the first paragraph of Section 6.2 in the Base Indenture shall instead be deemed to refer to Section 7.02 of this First Supplemental Indenture.
If an Event of Default (other than an Event of Default specified in clause (h) or (i) of Section 7.01 of this First Supplemental Indenture) occurs and is continuing with respect to any Securities of any Series, then in every such case, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal of, and accrued and unpaid interest on to the date of acceleration, the Notes then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable. If an Event of Default specified in clause (h) or (i) of Section 7.01 of this First Supplemental Indenture occurs, all unpaid principal of the Notes then outstanding, and all accrued and unpaid interest thereon to the date of acceleration, shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind an acceleration of such Notes and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the Notes which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under Section 7.7 of the Base Indenture have been made. No such rescission shall affect any subsequent default or impair any right consequent thereto.

Section 7.03.                          Rescission and Annulment.
The second paragraph of Section 6.2 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such second paragraph of Section 6.2 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to the second paragraph of Section 6.2 in the Base Indenture shall instead be deemed to refer to Section 7.03 of this First Supplemental Indenture.
Notwithstanding any other provision of this First Supplemental Indenture, at the election of the Company, the sole remedy with respect to an Event of Default relating to a failure by the Company to comply with the requirements of Section 6.07 of this First Supplemental Indenture ( a "Reporting Default"), shall, after the occurrence of such Reporting Default consist exclusively of the right to receive additional interest (the "Additional Interest") on the Notes at an annual rate equal to (i) 0.25% per annum of the outstanding principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the date on which such Reporting Default first occurs and on which such Reporting Default is continuing and (ii) 0.50% per annum of the outstanding principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the 91st day following, and including the date on which such Reporting Default first occurs and on which such Reporting Default is continuing. If the Company so elects, the Additional Interest shall accrue on all outstanding Notes from and including the date on which such Reporting Default first occurs (but excluding the date) until such violation is cured or waived and shall be payable in arrears on regular Interest Payment Dates. On the 181st day after such Reporting Default (if such violation is not cured or waived prior to such 181st calendar day), then the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration such principal or such lesser amount shall become immediately due and payable.
If the Company elects to pay the Additional Interest as the sole remedy during the first 180 days following the occurrence of a Reporting Default, the Company shall notify in writing the Holders, the Paying Agent and the Trustee of such election at any time on or before the close of business on the second Business Day prior to the date on which such Reporting Default would otherwise occur. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such written notice, the Trustee may assume without inquiry that Additional Interest is not payable.

Section 7.05.                          Limitation on Suits.
Section 6.7(c) of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 6.7(c) with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 6.7(c) in the Base Indenture shall instead be deemed to refer to Section 7.04(c) of this First Supplemental Indenture.
(c) such Holder or Holders have offered to the Trustee security or indemnity satisfactory to it, in its sole discretion, against the costs, expenses and liabilities to be incurred in compliance with such request;

Section 7.05                          Waiver of Past Defaults.
Section 6.13 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 6.13 in the Base Indenture shall instead be deemed to refer to Section 7.05 of this First Supplemental Indenture.

The Holders of a majority in aggregate principal amount of the then outstanding Securities by notice to the Trustee may, on behalf of the Holders of all of the Securities, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, interest or premium or a continuing Default or Event of Default requiring the consent of each Securityholder pursuant to Section 9.3 of the Base Indenture. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.
ARTICLE VIII

 ADDITIONAL AMOUNTS
Section 8.01.                          Additional Amounts.  (a)  All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter "Taxes") unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a "Specified Tax Jurisdiction"), will at any time be required to be made from any payments made under or with respect to the Notes, the Company will pay such additional amounts (the "Additional Amounts") as may be necessary so that the net amount received in respect of such payments by a Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:
(i)            any Taxes that would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction, including any such connection arising as a result of such Holder or beneficial owner (i) being organized under the laws of, or otherwise being or having been a domiciliary, citizen, resident or national thereof, (ii) being or having been engaged in a trade or business therein, (iii) having or having had its principal office located therein, (iv) maintaining a permanent establishment therein, (v) being or having been physically present therein, or (vi) otherwise having or having had some connection with the Specified Tax Jurisdiction (other than, in each case, any present or former connection arising as a result of the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);
(ii)            any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(iii)            any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;
(iv)            any Taxes imposed as a result of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Company (but only if such Holder or beneficial owner can do so without undue hardship) any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 30 days of a written request therefor by the Company;
(v)            any Taxes that would not have been so imposed but for the Holder having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);
(vi)            any Taxes imposed on or with respect to any payment by the Company to the Holder if such Holder is (i) a fiduciary, a partnership, a limited liability company or other fiscally transparent entity or (ii) a Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a partner or a member of such partnership, limited liability company or other fiscally transparent entity or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, partner, member or beneficial owner been the direct Holder of such Note;
(vii)            any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive;
(viii)            any Taxes imposed under FATCA (as defined below); or
(ix)            any combination of items (i) through (viii) above.
For purposes of this Section 8.01, FATCA shall mean Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the "Code"), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), or any Treasury regulations promulgated thereunder or official administrative interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

(b)            If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and Paying Agent in writing promptly thereafter but in no event later than five calendar days prior to the date of payment) an Officers' Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officers' Certificate shall also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date. The Trustee and Paying Agent will be entitled to rely solely on such Officers' Certificate as conclusive proof that such payments are necessary. The Company will provide the Trustee and Paying Agent with documentation satisfactory to the Trustee and Paying Agent evidencing the payment of Additional Amounts.
(c)            The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Company will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee and Paying Agent evidencing the payment of the Taxes so withheld or deducted. Upon written request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders of the Notes.

(d)            Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
(e)            The Company will indemnify a Holder, within 10 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obligated to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Company by a Holder will be conclusive absent manifest error.
(f)            The Company will pay any present or future stamp, court, issue, registration or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, and the Company will indemnify the Holders for any such taxes paid by such Holders.
Section 8.02.                          Obligations to Survive. The obligations described in Section 8.01 of this First Supplemental Indenture will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.
ARTICLE IX

 FURTHER MODIFICATIONS TO BASE INDENTURE
Section 9.01.                          Successors.
Sections 5.1 and 5.2 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Sections 5.1 and 5.2 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Sections 5.1 and 5.2 in the Base Indenture shall instead be deemed to refer to Section 9.01 of this First Supplemental Indenture.

(a)            The Company will not
(i)            consolidate with or merge with or into any Person or permit any Person to merge with or into the Company, or
(ii)            sell, assign, convey, transfer, or otherwise dispose of all or substantially all of its properties and assets, in one transaction or a series of related transactions, to any Person or
(iii)            lease all or substantially all of its assets, whether in one transaction or a series of transactions, to one or more other Persons, unless
(A)            the successor Person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States of America or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable, as determined in good faith by the Board of Directors of the Company, to institutional lenders in the shipping industries;

(B)            immediately after giving effect to the transaction, no Default or Event of Default has occurred and is continuing;
(C)            such Person or Persons shall expressly assume by supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and any interest on, all Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed; and
(D)            the Company delivers to the Trustee, prior to the consummation of the transaction, an Officers' Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture.
(b)            Upon the consummation of any transaction effected in accordance with these provisions, the successor Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such successor Person had been named as the Company in the Indenture. Upon such substitution, except in the case of (i) a lease or (ii) the sale, conveyance, transfer or disposition of less than all its assets, the Company will be released from its obligations under the Indenture and the Notes.
(c)            Section 9.01 of this First Supplemental Indenture shall not apply to any transfer of assets among the Company and its Wholly-Owned Subsidiaries.

Section 9.02.                          Principal and Interest Inclusive. With respect to the Notes, all provisions of the Indenture relating to principal and interest, shall be understood to include, to the extent applicable, the Change of Control Purchase Price, the Limited Permitted Asset Sale Purchase Price, any redemption price, any Additional Amounts, any Additional Interest, and any other amounts then payable upon the Notes.
Section 9.03.                          Satisfaction and Discharge.
The provisions for satisfaction and discharge contained in Section 8.1 and 8.2 of the Base Indenture shall apply to the Notes, except that clause (a)(ii)(4) in Section 8.1 of the Base Indenture shall not apply to the Notes.
Section 9.04.                          Legal Defeasance.
Section 8.3 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 8.3 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 8.3 in the Base Indenture shall instead be deemed to refer to Section 9.04 of this First Supplemental Indenture.

After the deposit referred to in clause (a) below, the Company will be deemed to have paid and will be discharged from all of its obligations in respect of the Notes and the Indenture, other than its obligations in Sections 2.4, 2.7, 2.8, 2.14, 7.7, 7.8 and 8.5 of the Base Indenture and Sections 9.04 and 9.06 of this First Supplemental Indenture ("legal defeasance"), provided the following conditions have been satisfied:
(a)            The Company has irrevocably deposited in trust with the Trustee, as trust funds solely for the benefit of the Holders, money or U.S. Government Obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally-recognized valuation firm reasonably acceptable to the Trustee expressed in a written certificate thereof delivered to the Trustee, without consideration of any reinvestment, to pay principal of and interest on the Notes to maturity or redemption, as the case may be, provided that any redemption before maturity has been irrevocably provided for under arrangements satisfactory to the Trustee.

(b)            No default has occurred and is continuing on the date of the deposit.
(c)            The deposit will not result in a breach or violation of, or constitute a Default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound (except for agreements relating to indebtedness being retired simultaneously or in connection with such legal defeasance or covenant defeasance).
(d)            The Company has delivered to the Trustee an Opinion of Counsel stating that: (i) it has received from the Internal Revenue Service a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or (ii) since the date of this First Supplemental Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred.
(e)            The Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance have been complied with.
None of the Company's obligations under the Indenture will be discharged prior to the deposit referred to in clause (a) above. Thereafter, the Trustee upon request will acknowledge in writing the discharge of the Company's obligations under the Notes and the Indenture except for the surviving obligations specified above.
Section 9.05.                          Covenant Defeasance.
Section 8.4 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 8.4 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 8.4 in the Base Indenture shall instead be deemed to refer to Section 9.05 of this First Supplemental Indenture.

Following the deposit referred to in clause (a) of Section 9.04 of this First Supplemental Indenture, the Company's obligations set forth in Sections 4.2,  4.5, 4.6 and 5.1 of the Base Indenture and Sections 6.01 through 6.07 of this First Supplemental Indenture and clauses (c), (d), (e), (f) and (g) of Section 7.01 of this First Supplemental Indenture will no longer constitute Events of Default ("covenant defeasance"), provided the following conditions have been satisfied:

(a)            The Company has complied with clauses (a), (b), (c) and (e) of Section 9.04 of this First Supplemental Indenture; and
(b)            The Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred
(c)            Except as specifically stated above, none of the Company's obligations under the Indenture will be discharged.
Section 9.06.                          Reinstatement. If and for so long as the Trustee is unable to apply any money or U.S. Government Obligations held in trust pursuant to Sections 8.1 and 8.2 of the Base Indenture (as modified by Section 9.03 of the First Supplemental Indenture), or Section 9.04 or 9.05 of this First Supplemental Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Indenture and the Notes will be reinstated as though no such deposit in trust had been made. If the Company makes any payment of principal of or interest on any Notes because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held in trust.

Section 9.07.                          Modification Without Consent. Clauses (a) through (g) of Section 9.1 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such clauses (a) through (g) of Section 9.1 of with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to clauses (a) through (g) of Section 9.1 of in the Base Indenture shall instead be deemed to refer to Section 9.07 of this First Supplemental Indenture. With respect to the Notes, the following clauses (a) through (l) shall replace clauses (a) through (g) of Section 9.1 of the Base Indenture:
(a)            to cure any ambiguity, omission, defect or inconsistency;
(b)            conform the text of the Indenture or the Notes to any provision of the "Description of Notes" in the prospectus supplement dated May 20, 2015 to the extent that such provision in the "Description of Notes" was intended to be a verbatim recitation of such text in the Indenture or the Notes, as evidenced by an Officers' Certificate to that effect;
(c)            provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture;
(d)            add guarantors or obligors with respect to the Indenture or the Notes;
(e)            make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (i) compliance with the Indenture would not result in Notes being transferred in violation of the Securities Act, or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders of Notes to transfer Notes;
(f)            provide for the assumption by a successor Person of the Company's obligations under the Notes and the Indenture in accordance with the provisions of the Indenture;
(g)            secure the Notes;
(h)            add to the covenants or rights for the benefit of the Holders of the Notes or surrender any right or power conferred upon the Company or any of its Subsidiaries;
(i)            comply with the rules of  any Depository;
(j)            provide for uncertificated Notes in addition to or in place of certificated Notes;
(k)            comply with the requirements of the TIA and any rules promulgated under the TIA; or
(l)            make any change that does not adversely affect the rights of any Holder of Notes in any material respect.
Section 9.08.                          Modification With Consent. Clauses (a) through (h) of Section 9.3 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such clauses (a) through (h) of Section 9.3 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to clauses (a) through (h) of Section 9.3 in the Base Indenture shall instead be deemed to refer to 9.08 of this First Supplemental Indenture. With respect to the Notes, the following clauses (a) through (j) shall replace clauses (a) through (h) of Section 9.3 of the Base Indenture:
(a)            change the stated maturity of the principal of or any interest on the Notes (other than modifications to Article IV and Section 6.06 of this First Supplemental Indenture);

(b)            reduce the principal amount of or interest on the Notes;
(c)            reduce the interest rate applicable to the Notes;
(d)            change the currency of payment of principal of or interest on the Notes or change any Note's place of payment;
(e)            impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;
(f)            subordinate the Notes in right of payment;
(g)            reduce the Company's obligation to pay Additional Amounts on any Note;
(h)            waive a Default or Event of Default in the payment of the principal of or interest, if any, on any Note (except a rescission of acceleration of the Notes by the Holders of at least a majority in principal amount of the outstanding Notes and a waiver of the payment Default that resulted from such acceleration);
(i)            waive a redemption payment with respect to any Note or change any of the provisions with respect to the redemption of the Notes (other than modifications to Article IV or Section 6.06 of this First Supplemental Indenture); or
(j)            modify provisions with respect to modification, amendment or waiver (including waiver of Events of Default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected Holder of the Notes.
Section 9.09.                          Duties of Trustee.
Section 7.1(e) of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 7.01(e) with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 7.01(e) in the Base Indenture shall instead be deemed to refer to Section 9.09(e) of this First Supplemental Indenture.

 (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives an security or indemnity satisfactory to it against any loss, liability or expense.

Section 9.10.                          Rights of Trustee.
Section 7.2(f) of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 7.2(f) with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 7.2(f) in the Base Indenture shall instead be deemed to refer to Section 9.10(f) of this First Supplemental Indenture.

 (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request, order or direction of any of the Holders of Securities or to risk or expend its own funds or otherwise incur liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless such Holders shall have provided the Trustee with reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

ARTICLE X

 MISCELLANEOUS
Section 10.01.                                        Ratification of Base Indenture. This First Supplemental Indenture is executed and shall be constructed as an indenture supplement to the Base Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Base Indenture and this First Supplemental Indenture shall be read, taken and constructed as one and the same instrument.
Section 10.02.                                        TIA Controls. If any provision of the Indenture limits, qualifies or conflicts with another provision that is required or deemed to be included in the Indenture by the TIA, the required or deemed provision shall control.
Section 10.03.                                        Notices. All notices and other communications shall be given as provided in the Base Indenture.
Section 10.04.                                        Governing Law. Section 10.10 of the Base Indenture shall not apply to the Notes and shall be void and of no force and effect with respect to the Notes; provided that the foregoing shall not affect the validity or effect of such Section 10.10 with respect to any other Series of Securities issued under the Indenture; and, insofar as relating to the Notes, any references to Section 10.10 in the Base Indenture shall instead be deemed to refer to Section 10.04 of this First Supplemental Indenture.
(a)            THE INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
(b)            Any legal suit, action or proceeding arising out of or based upon the Indenture (each a "Related Proceeding") may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company irrevocably appoints Seward & Kissel, One Battery Park Plaza, New York, New York 10004, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.
(c)            With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
(d)            EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OR OF RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.
Section 10.05.                                        Successors. All covenants and agreements in this First Supplemental Indenture and the Notes by the Company shall bind its successors and assigns, whether so expressed or not.

Section 10.06.                                        Counterparts. This First Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to parties hereto and may be issued in lieu of this original First Supplemental Indenture and signature pages for all purposes.
Section 10.07.                                        Headings. The Article and Section headings of this First Supplemental Indenture are for convenience only and shall not affect the construction hereof.
Section 10.08.                                        Cross-References. To the extent this First Supplemental Indenture supersedes or replaces a section of the Base Indenture, references to such section elsewhere in the Base Indenture shall be understood to refer to the section of this First Supplemental Indenture superseding or replacing such section.
Section 10.09.                                        Trustee Not Responsible for Recitals. The recitals contained herein and in the Notes, except the Trustee's certificate of authentication shall be taken as the statements of the Company and neither the Trustee nor any authenticating agent appointed by the Trustee assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture, authenticate the Notes and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any authenticating agent appointed by the Trustee shall be accountable for the use or application by the Company of the Notes or the proceeds thereof.
The Trustee shall not be responsible in any manner whatsoever for or with respect to (i) the proper authorization hereof by the Company by action or otherwise, (ii) the due execution hereof by the Company, or (iii) the consequences of any amendment herein provided for.
In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.
In the execution of this Supplemental Indenture and in the performance of its obligations hereunder, the Trustee shall have all of the rights, benefits, protections, indemnities and immunities afforded to it under the Base Indenture.

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed as of the date first written above.
COMPANY:
 DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Title:	Director, Chief Executive Officer and Chairman of the Board

[Signature Page to First Supplemental Indenture]

TRUSTEE:
DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee
By: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Linda Reale
Name:	Linda Reale
Title:	Vice President

By:	/s/ Robert S. Peschler
Name:	Robert S. Peschler
Title:	Vice President

[Signature Page to First Supplemental Indenture]

EXHIBIT A
FORM OF NOTE
[INSERT IN GLOBAL NOTE] [THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY, OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.
UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]
CUSIP NO. [   ]
ISIN NO. [   ]
DIANA SHIPPING INC.
8.500% SENIOR NOTE DUE 2020
$[   ] No.: [   ]
DIANA SHIPPING INC., a Marshall Islands corporation (hereinafter called the "Company", which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[   ] ([   ] DOLLARS) [as set forth on Schedule I annexed hereto] on May 15, 2020, and to pay interest thereon from and including [   ] or from the most recent Interest Payment Date on which interest has been paid or duly provided for, quarterly on February 15, May 15, August 15 and November 15 in each year, commencing [   ], at the rate of 8.500% per annum, until the principal hereof is paid or made available for payment. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment of interest or principal, as the case may be, shall be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to such next Business Day. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the February 1, May 1, August 1 or November 1 (whether or not a Business Day), as the case may be, [   ] preceding such Interest Payment Date. Any such interest which is payable but not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Record Date by virtue or having been such Holder, and may be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a subsequent special record date (which shall be at least 10 days before the payment date) for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to the Holders of Notes not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of and interest on this Note (including, without limitation, any purchase price relating to a Change of Control offer to purchase or a Limited Permitted Asset sale offer to purchase) will be made at the office or agency of the Company maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security register; provided, further, that payment to DTC or any successor depository may be made by wire transfer to the account designated by DTC or such successor depository in writing.
This Note is one of a duly authorized issue of securities of the Company designated as its 8.500% Senior Notes due 2020 (herein called the "Notes"), issued and to be issued in one or more series under an Indenture, dated as of May 28, 2015 (the "Base Indenture"), between the Company and Deutsche Bank Trust Company Americas, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated May 28, 2015, between the Company and the Trustee (the "First Supplemental Indenture" and any other supplemental indentures applicable to the Securities created pursuant to the First Supplemental Indenture, together with the Base Indenture, the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. [This Note shall be initially limited in aggregate principal amount to $63,250,000 and initially issued in an aggregate principal amount of $55,000,000.]
If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
The Notes may not be redeemed prior to the Stated Maturity, except as described in Section 3.01 and 3.02 of the First Supplemental Indenture. The Notes are not subject to any sinking fund.
Upon the occurrence of a Change of Control or a Limited Permitted Asset Sale, each Holder of Notes will have the right to require the Company to purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase, to the extent provided for in the Indenture.
The Indenture contains provisions permitting, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes of each series issued under the Indenture at any time by the Company and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding of each series affected thereby. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes of any series at the time outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.

As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security register upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for that purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
The Notes are issuable only in registered form in the denominations of $25.00 or any integral multiple thereof. As provided in the Indenture and subject to certain limitations set forth in the Indenture, and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this series in different authorized denominations, as requested by the Holders surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.
Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.
The Indenture contains provisions whereby (i) the Company may be discharged from its obligations with respect to the Notes (subject to certain exceptions) or (ii) the Company may be released from its obligations under specified covenants and agreements in the Indenture, in each case if the Company irrevocably deposits with the Trustee money or U.S. Government Obligations, or a combination thereof, in an amount sufficient, without consideration of any reinvestment, to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.
This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said State.
All terms used in this Note without definition that are defined in the Indenture shall have the meanings assigned to them in the Indenture. To the extent any provision of this Note conflicts with or is inconsistent with the provisions of the Indenture, the provisions of the Indenture shall control and be governing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Note to be to be duly executed as of the date set forth below.
COMPANY:
 DIANA SHIPPING INC.
By:
Name:
Title:

By:
Name:
Title:

Trustee's Certificate of Authentication
This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.
Dated: [   ]
DEUTSCHE BANK TRUST COMPANY AMERICAS,
 as Trustee
By: DEUTSCHE BANK NATIONAL TRUST COMPANY

By:
Name:
Title:

[Signature Page to 8.500% Senior Note due 2020]

ASSIGNMENT FORM
FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company, with full power of substitution in the premises.
Dated:
Signature:
NOTICE:	THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature Guarantee:
SIGNATURE GUARANTEE
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FORM OF PURCHASE NOTICE
If you want to elect to have this Note purchased by the Company pursuant to Sections 4.01 or 6.06 of the First Supplemental Indenture, check the box:
Section 4.01	Section 6.06

[_]	[_]

If you want to elect to have only part of this Note purchased by the Company pursuant to Sections 4.01 or 6.06 of the First Supplemental Indenture, state the amount in principal amount: $

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this Note.)

Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Schedule I
SCHEDULE OF TRANSFERS AND EXCHANGES
The initial principal amount of this Global Security is $[   ] ([   ] DOLLARS). The following increases or decreases in principal amount of this Global Security have been made:
Date of Exchange	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such Decrease or Increase	Signature of Authorized Signatory of trustee or Custodian
Start here

EXHIBIT 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 28, 2015

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

     Re: 8.500% Senior Notes Due 2020
Ladies and Gentlemen:

We have acted as counsel to Diana Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder of $63,250,000 of the Company's 8.500% Senior Notes due 2020 (the "Notes"), including up to $8,250,000 of the Notes that may be purchased pursuant to an option granted by the Company to the underwriters, pursuant to a registration statement on Form F-3 (333-181540) (the "Registration Statement"), and the prospectus contained therein, as amended and supplemented (the "Prospectus"). The Notes will be issued pursuant to an indenture dated as of May 28, 2015 (the "Base Indenture"), as amended and supplemented by the First Supplemental Indenture dated as of May 28, 2015 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between the Company and Deutsche Bank Trust Company Americas, as Trustee, and sold by the Company pursuant to the Underwriting Agreement, dated May 28, 2015 among the Company and Stifel, Nicolaus & Company, Incorporated and Deutsche Bank Securities Inc., as representatives of the several underwriters named therein (the "Underwriting Agreement").
In our capacity as counsel to the Company we have examined (a) the Registration Statement, including the Prospectus (b) the Base Indenture and the Supplemental Indenture, (c) the form of the Notes attached to the Supplemental Indenture, (d) the Underwriting Agreement and (e) the originals, or copies identified to our satisfaction, of such corporate records and corporate actions of the Company, certificates of public officials, officers of the Company and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions expressed below. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the genuineness of the signatures of persons signing all documents, the persons identified as officers of the Company are serving as such and, as to factual matters, the truth, accuracy and completeness of the information, representations and warranties contained in the Registration Statement, including the Prospectus, the Underwriting Agreement and such other documents, agreements and instruments.
Based on and subject to the foregoing and the other assumptions, exclusions and qualifications in this letter, we are of the opinion that when the Notes have been duly executed by the Company and authenticated by the Trustee in accordance with the Base Indenture and the Supplemental Indenture and delivered to and paid for by the purchasers thereof pursuant to the Underwriting Agreement and as contemplated by the Registration Statement and the Prospectus, the Notes will constitute valid and legally binding obligations of the Company.

This opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the laws of the Republic of the Marshall Islands as in effect on the date hereof.  This opinion is as of the date hereof and we have no responsibility to update this opinion for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours, /s/ Seward & Kissel LLP SEWARD & KISSEL LLP